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As filed with the Securities and Exchange Commission on June 10, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Middleby Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3352497 (I.R.S. Employer Identification Number)

1400 Toastmaster Drive
Elgin, Illinois 60120
(847) 741-3300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy J. FitzGerald
Vice President and Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
(847) 741-3300
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Shilpi Gupta, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois (312) 407-0700	Edward S. Best, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois (312) 782-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fees

Common Stock, $.01 par value	1,401,361(1)	$53.31	$74,706,555	$8,793

(1)
Includes 182,786 shares of common stock which are subject to the exercise of the underwriters' option.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock as reported by The Nasdaq National Market on June 9, 2005.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 10, 2005

PROSPECTUS

1,218,575 Shares

Common Stock

This is an offering of shares of common stock of The Middleby Corporation. All of the 1,218,575 shares of common stock being offered are being sold by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on The Nasdaq National Market under the symbol "MIDD." The last reported sale price of our common stock on The Nasdaq National Market on June 9, 2005 was $53.64 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional 182,786 shares of common stock from them on the same terms and conditions set forth above if the underwriters sell more than 1,218,575 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                         , 2005.

LEHMAN BROTHERS

ROTH CAPITAL PARTNERS

                       , 2005

        You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling stockholders, to provide you with any information that differs from the information in this prospectus. The selling stockholders are not making an offer to sell and are not seeking to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

        This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" and our consolidated financial statements and related notes and other information included elsewhere and incorporated herein by reference, before making an investment decision. In this prospectus, "Middleby," "our company," "we," "us" and "our" refer to The Middleby Corporation and its subsidiaries unless the context otherwise requires. Unless otherwise stated, all information in this prospectus assumes no exercise of the underwriters' option to purchase up to 182,786 additional shares of common stock from the selling stockholders.

Our Company

        We are a global leader in the foodservice equipment industry. We develop, manufacture, market, distribute and service equipment used for cooking and food preparation in commercial and institutional kitchens and restaurants throughout the world. Our cooking and warming equipment is used across all types of foodservice operations, including quick-service restaurants, full-service restaurants, retail outlets, hotels and other institutions. We believe that we offer one of the broadest lines of cooking equipment in our industry. We own a portfolio of 9 brands, the majority having leadership positions in their respective markets, such as Pitco®, Blodgett®, Middleby Marshall®, Southbend®, MagiKitch'n® and Toastmaster®. For the fiscal year ended January 1, 2005, we generated net sales of $271.1 million and net income of $23.6 million. For the three months ended April 2, 2005, we generated net sales of $74.9 million and net income of $6.3 million.

        We operate two principal business divisions, the Cooking Systems Group and the International Distribution Division.

        Our Cooking Systems Group comprises our worldwide manufacturing operations. The division's principal product groups include:

  •
  Core Cooking Equipment Product Group:  Manufactures equipment that is central to most restaurant kitchens. The products offered by this group include ranges, convection ovens, baking ovens, proofers, broilers, fryers, combi-ovens, charbroilers and steam equipment. These products are marketed under the Blodgett®, Pitco Frialator®, Southbend®, MagiKitch'n® and Nu-Vu® brands.

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  Conveyor Oven Equipment Product Group:  Manufactures ovens that are desirable for high volume applications, providing for high levels of production and efficiency while allowing a restaurant owner to retain flexibility in menu offerings. Conveyor oven equipment allows for simplification of the food preparation process, which in turn provides for labor savings opportunities and a greater consistency of the final product. Conveyor oven equipment products are marketed under the Middleby Marshall®, Blodgett® and CTX® brands.

  •
  Counterline Cooking Equipment Product Group:  Manufactures predominantly light and medium-duty electric equipment, including pop-up and conveyor toasters, hot food servers, foodwarmers and griddles marketed under the Toastmaster® brand name.

  •
  International Specialty Equipment Product Group:  Provides reduced-cost manufacturing capabilities in the Philippines. The group is a leading supplier of specialty equipment in the Asian markets, including fryers and counterline equipment, as well as component parts for our domestic operations.

        Our International Distribution Division operates under the Middleby Worldwide trade name. This division provides integrated export management and distribution services. The division distributes our product lines and certain non-competing complementary product lines of other manufacturers throughout the world. We offer customers a broad package of kitchen equipment, delivered and installed in over 100 countries. For a local country distributor or dealer, the division provides centralized sourcing of a broad line of equipment with complete export management services, including export documentation, freight forwarding, equipment warehousing and consolidation, installation, warranty service and parts support.

        Our end-user customer base includes many of the world's leading quick-service restaurant chains, full-service restaurants, retail outlets, hotels and institutional customers for foodservice equipment. Our domestic sales occur primarily through independent dealers and distributors and are marketed by our sales personnel and network of independent manufacturers' representatives. Our international sales occur through a combined network of independent and company-owned distributors. We have six manufacturing and distribution facilities, which include five in North America and one in the Philippines, and maintain sales and/or distribution offices in Canada, China, India, South Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom.

Competitive Strengths

        Leading Market Positions.    We believe we have leading market positions across our principal product categories. We believe we are a leading foodservice equipment manufacturer focused exclusively on the commercial cooking equipment market. We believe that many of our products have the #1 or #2 market position in the U.S.

        Established and Well-Recognized Brands.    We market our products under some of the most well-established brand names in the foodservice equipment industry, including Middleby Marshall®, Blodgett®, Pitco Frialator®, Southbend®, MagiKitch'n®, Toastmaster® and Nu-Vu®. Several of our brands have been manufactured for over 100 years. We believe our brands are recognized for innovative technology, efficiency, functional design, durability and reliable product support. We believe that we have strong brand identity that enables our products to command premium pricing, creates loyalty among our customers and positions us to increase sales across all of our product lines.

        Diverse End Markets within Foodservice Industry.    We have a broad product offering and sell to a diverse customer base which is spread over virtually every commercial and institutional channel of the commercial foodservice industry. Our products are marketed to (i) fast food or quick-service restaurants, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions throughout the world. We believe our diversification provides us with greater stability and more opportunities for continued growth.

        Premier Customer Base.    We maintain strong supply relationships with many leading restaurant chains. Our end-user customers include some of the world's biggest restaurant companies based in the U.S., as well as fast-growing international foodservice companies. In 2004, no customer accounted for more than 10% of our net sales.

        Strong Track Record of New Product Development and Reliable Support.    Over the past several years we have accelerated the introduction of new products and patented technologies. Our extensive engineering and research and development capabilities are focused on developing innovative, high performance and low maintenance products in addition to making value-added improvements to existing products. Carefully managed relationships with dealers, distributors and end-users help us identify and respond to their needs, not only for products, but also for global service and support that is critical to the profitability of their operations. Our emphasis on global service provides critical equipment support on a worldwide basis.

        Strong Profitability through Operational Excellence.    Through recent efforts, we have reduced our cost structure by consolidating facilities, standardizing product designs and streamlining manufacturing processes. Additionally, our management team has aggressively supported an organization-wide culture focused on operational improvement and financial performance measures. These initiatives have created a consistent track record of strong profitability.

        Experienced and Proven Management Team.    With an average of over 10 years of experience in the foodservice equipment industry, our management team is experienced and highly respected in the market. The expertise and strength of our management team has resulted in tangible success in our efforts to grow our business, reduce operating costs and increase profitability.

Operating Strategy

        We are committed to growing our market leading positions with strong brand names, premium quality products and industry leading technology. Key elements of our operating strategy include:

        Alignment with High Growth Segments of the Market.    A large portion of our sales is to restaurant chains in the fast casual, casual dining, quick-service and pizza segments of the foodservice industry. These segments of the foodservice industry have grown more than other segments over the last few years, and we expect the trend to continue both domestically and internationally. Additionally, we are focused on chain restaurants which are experiencing meaningful growth through demographic changes and shifts in eating trends. We believe that our product breadth and the strength of our brands will allow us to continue to respond to growth in these segments.

        Focus on Product Innovation.    We have focused on the introduction of new products and improvements to existing products in the marketplace to anticipate customer needs and meet customer demands. Our new products are focused on speed of cooking, energy and labor savings and automation while maintaining consistency and quality of cooking production. We will endeavor to continue to work closely with our customers to identify opportunities for providing reliable and technologically innovative products to lower their operating costs and improve operating efficiency.

        Focus on Operational Efficiency and Operating Profits.    We continually seek ways to lower costs and improve manufacturing efficiencies while enhancing product quality. Since 2001, our management team has successfully reduced our cost structure and materially increased our operating margins. We believe our ongoing cost saving and margin enhancement initiatives will enable us to continue to lower our manufacturing costs and enhance our operating margins.

        Leveraging International Infrastructure.    We are focused on increasing our presence in international markets to provide additional growth. Through Middleby Worldwide®, we distribute our products globally to both developed and emerging markets. We have achieved significant positions with U.S. chains expanding internationally and increased our activity with general market and local chains in key international markets. We expect that the continued expansion of our international presence will be a source of growth in the future.

        Focus on Cash Flow Generation and Debt Reduction.    We are committed to generating cash flow and reducing indebtedness through our continued focus on cost management, working capital initiatives, operating improvements and growth. We reduced our debt balance by approximately $56.3 million from the end of fiscal 2001 through the third quarter of 2004. We intend to continue that focus on cash flow and reduce borrowings incurred as part of our recent stock repurchase transaction.

        Pursuit of Strategic Acquisitions and Joint Ventures.    In the past, we have been successful in identifying and capitalizing on strategic acquisitions to achieve growth and improve operating efficiencies. Through these acquisitions, we have expanded our product portfolio, allowing us access to new customers as well as increased business with existing customers. Where appropriate, we intend to continue to pursue strategic acquisitions and other transactions that complement or enhance our existing products, technology, customer base and/or sales and service capabilities.

Company Information

        Our common stock trades on The Nasdaq National Market under the symbol "MIDD."

        We were founded in 1888 as Middleby Marshall Oven Company, a manufacturer of baking ovens. Our principal executive offices are located at 1400 Toastmaster Drive, Elgin, Illinois 60120, and our telephone number is (847) 741-3300. Our corporate website is located at www.middleby.com. Information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by selling stockholders	1,218,575 shares
Total shares of common stock to be outstanding after the offering	7,758,450 shares
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Exchange listing	Our common stock is listed on The Nasdaq National Market under the symbol "MIDD."

        Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase up to 182,786 additional shares of common stock from the selling stockholders.

RISK FACTORS

        An investment in shares of our common stock involves risks. You should carefully consider the risks described below in addition to the other information contained in or incorporated by reference into this prospectus before buying shares of our common stock in this offering. We believe the risks and uncertainties described below and in "Special Note Regarding Forward-Looking Statements" are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected, and the trading price of our common stock could decline.

Our level of indebtedness could adversely affect our business, results of operations and growth strategy.

        We now have and may continue to have a significant amount of debt. At April 2, 2005, we had $138.5 million of borrowings and $3.9 million in letters of credit outstanding. To the extent we require capital resources, there can be no assurance that such funds will be available on favorable terms, or at all. The unavailability of funds could have a material adverse effect on our financial condition, results of operations and ability to expand our operations.

        Our level of indebtedness could adversely affect us in a number of ways, including the following:

  •
  we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate purposes;

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  a significant portion of our cash flow from operations must be dedicated to debt service, which reduces the amount of cash we have available for other purposes;

  •
  we may be more vulnerable to a downturn in our business or economic and industry conditions;

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  we may be disadvantaged as compared to our competitors, such as in our ability to adjust to changing market conditions, as a result of the significant amount of debt we owe; and

  •
  we may be restricted in our ability to make strategic acquisitions and to pursue business opportunities.

Our current credit agreement limits our ability to conduct our business, which could negatively affect our ability to finance future capital needs and engage in other business activities.

        The covenants in our existing credit agreement contain a number of significant limitations on our ability to, among other things:

  •
  pay dividends;

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  incur additional indebtedness;

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  create liens on our assets;

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  engage in new lines of business;

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  make investments;

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  make capital expenditures and enter into leases; and

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  acquire or dispose of assets.

        These restrictive covenants, among others, could negatively affect our ability to finance our future capital needs, engage in other business activities or withstand a future downturn in our business or the economy.

        Under our current credit agreement, we are required to maintain certain specified financial ratios and meet financial tests, including certain ratios of leverage and fixed charge coverage. Our ability to comply with these requirements may be affected by matters beyond our control, and, as a result, we cannot assure you that we will be able to meet these ratios and tests. A breach of any of these covenants would prevent us from being able to draw under our revolver and would result in a default under our credit agreement. In the event of a default under our current credit agreement, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and other fees, to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. We may be unable to pay these debts in these circumstances.

Competition in the foodservice equipment industry is intense and could impact our results of operations and cash flows.

        We operate in a highly competitive industry. In our business, competition is based on product features and design, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, price, customer relationships, delivery lead times, serviceability and after-sale service. We have a number of competitors in each product line that we offer. Many of our competitors are substantially larger and enjoy substantially greater financial, marketing, technological and personnel resources. These factors may enable them to develop similar or superior products, to provide lower cost products and to carry out their business strategies more quickly and efficiently than we can. In addition, some competitors focus on particular product lines or geographical regions or emphasize their local manufacturing presence or local market knowledge. Some competitors have different pricing structures and may be able to deliver their products at lower prices. Although we believe that the performance and price characteristics of our products will provide competitive solutions for our customers' needs, there can be no assurance that our customers will continue to choose our products over products offered by our competitors.

        Further, the market for our products is characterized by changing technology and evolving industry standards. Our ability to compete in the past has depended in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. Our ability to compete successfully will depend, in large part, on our ability to enhance and improve our existing products, to continue to bring innovative products to market in a timely fashion, to adapt our products to the needs and standards of our customers and potential customers and to continue to improve operating efficiencies and lower manufacturing costs. Moreover, competitors may develop technologies or products that render our products obsolete or less marketable. If our products, markets and services are not competitive, our business, financial condition and operating results will be materially harmed.

We are subject to risks associated with developing products and technologies, which could delay product introductions and result in significant expenditures.

        We continually seek to refine and improve upon the performance, utility and physical attributes of our existing products and to develop new products. As a result, our business is subject to risks associated with new product and technological development, including unanticipated technical or other problems. The occurrence of any of these risks could cause a substantial change in the design, delay in the development, or abandonment of new technologies and products. Consequently, there can be no assurance that we will develop new technologies superior to our current technologies or successfully bring new products to market. Additionally, there can be no assurance that new technologies or products, if developed, will meet our current price or performance objectives, be developed on a timely basis or prove to be as effective as products based on other technologies. The inability to successfully complete the development of a product, or a determination by us, for financial, technical or other reasons, not to complete development of a product, particularly in instances in which we have made significant expenditures, could have a material adverse effect on our financial condition and operating results.

Our revenues and profits will be adversely affected if we are unable to expand our product offerings, retain our current customers, or attract new customers.

        The success of our business depends, in part, on our ability to maintain and expand our product offerings and our customer base. Our success also depends on our ability to offer competitive prices and services in a price sensitive business. Many of our larger restaurant chain customers have multiple sources of supply for their equipment purchases and periodically approve new competitive equipment as an alternative to our products for use within their restaurants. We cannot assure you that we will be able to continue to expand our product lines, or that we will be able to retain our current customers or attract new customers. We also cannot assure you that we will not lose customers to low-cost competitors with comparable or superior products and services. If we fail to expand our product offerings, or lose a substantial number of our current customers or substantial business from current customers, or are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

We have depended, and will continue to depend, on key customers for a material portion of our revenues. As a result, changes in the purchasing patterns of such key customers could adversely impact our operating results.

        Our growth is strongly influenced by the growth of our key customers, many of which are large restaurant chains. The number of new store openings by these chains can vary from quarter to quarter depending on internal growth plans, overall economic conditions, construction, seasonality and other factors. If any of these chains were to conclude that the market for its type of restaurant has become saturated, it could open fewer or no new restaurants. In addition, during an economic downturn, key customers could both open fewer restaurants and defer purchases of new equipment for existing restaurants. Either of these conditions could have a material adverse effect on our financial condition and results of operations.

Price changes in some materials and sources of supply could affect our profitability.

        We use large amounts of stainless steel, aluminized steel and other commodities in the manufacture of our products. The price of steel increased significantly during 2004 and has continued to increase in 2005, which will result in increased costs to us in 2005. The significant increase in the price of steel or any other commodity that we are not able to pass on to our customers would adversely affect our operating results. In addition, an interruption in or the cessation of an important supply by any third party and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse effect on our business, financial condition and operating results.

Our acquisition, investment and alliance strategy involves risks. If we are unable to effectively manage these risks, our business will be materially harmed.

        To achieve our strategic objectives, we may in the future seek to acquire or invest in other companies, businesses or technologies. Acquisitions entail numerous risks, including the following:

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  difficulties in the assimilation of acquired businesses or technologies;

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  diversion of management's attention from other business concerns;

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  potential assumption of unknown material liabilities;

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  failure to achieve financial or operating objectives; and

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  loss of customers or key employees.

        We may not be able to successfully integrate any operations, personnel, services or products that we have acquired or may acquire in the future.

        We may seek to expand or enhance some of our operations by forming joint ventures or alliances with various strategic partners throughout the world. Entering into joint ventures and alliances also entails risks, including difficulties in developing and expanding the businesses of newly formed joint ventures, exercising influence over the activities of joint ventures in which we do not have a controlling interest and potential conflicts with our joint venture or alliance partners.

Expansion of our operations internationally involves special challenges that we may not be able to meet. Our failure to meet these challenges could adversely affect our business, financial condition and operating results.

        We plan to continue to expand our operations internationally. We face certain risks inherent in doing business in international markets. These risks include:

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  becoming subject to extensive regulations and oversight, tariffs and other trade barriers;

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  reduced protection for intellectual property rights;

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  difficulties in staffing and managing foreign operations; and

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  potentially adverse tax consequences.

        In addition, we will be required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business.

        We cannot assure you that we will be able to succeed in marketing our products and services in international markets. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, management of foreign exchange risk, established domestic markets, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations and, consequently, on our business, financial condition and operating results.

We may not be able to adequately protect our intellectual property rights, and this inability may materially harm our business.

        We rely primarily on trade secret, copyright, service mark, trademark and patent law and contractual protections to protect our proprietary technology and other proprietary rights. We have filed numerous patent applications covering our technology. Notwithstanding the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or may otherwise infringe on our rights. In some cases, including a number of our most important products, there may be no effective legal recourse against duplication by competitors. We are currently involved in a dispute associated with the development of cooking technology with Enersyst Development Center, LLC, which was acquired by TurboChef Technologies, Inc. in 2004. We have instituted arbitration proceedings with respect to this dispute and intend to litigate the matter vigorously. In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

Any infringement by us on patent rights of others could result in litigation and adversely affect our ability to continue to provide, or could increase the cost of providing, our products and services.

        Patents of third parties may have an important bearing on our ability to offer some of our products and services. Our competitors, as well as other companies and individuals, may obtain, and may be expected to obtain in the future, patents related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which our products and services may be covered or asserted to be covered by claims contained in pending patent applications. In general, if one or more of our products or services were to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses from the holders of the patents to develop and market the services, or to redesign the products or services in such a way as to avoid infringing on the patent claims. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we also may not be able to redesign our products or services to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

We may be the subject of product liability claims or product recalls, and we may be unable to obtain or maintain insurance adequate to cover potential liabilities.

        Product liability is a significant commercial risk for us. Our business exposes us to potential liability risks that arise from the manufacture, marketing and sale of our products. In addition to direct expenditures for damages, settlement and defense costs, there is a possibility of adverse publicity as a result of product liability claims. Some plaintiffs in some jurisdictions have received substantial damage awards against companies based upon claims for injuries allegedly caused by the use of their products. In addition, it may be necessary for us to recall products that do not meet approved specifications, which could result in adverse publicity as well as costs connected to the recall and loss of revenue.

        We cannot assure you that a product liability claim or series of claims brought against us would not have an adverse effect on our business, financial condition or results of operations. If any claim is brought against us, regardless of the success or failure of the claim, we cannot assure you that we will be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities or the cost of a recall.

An increase in warranty expenses could adversely affect our financial performance.

        We offer purchasers of our products warranties covering workmanship and materials typically for one year and, in certain circumstances, for periods of up to ten years, during which period we or an authorized service representative will make repairs and replace parts that have become defective in the course of normal use. We estimate and record our future warranty costs based upon past experience. These warranty expenses may increase in the future and may exceed our warranty reserves, which, in turn, could adversely affect our financial performance.

We are subject to currency fluctuations and other risks from our operations outside the United States.

        We have manufacturing operations located in Asia and distribution operations in Asia, Europe and Latin America. Our operations are subject to the impact of economic downturns, political instability and foreign trade restrictions, which may adversely affect our business, financial condition and operating results. We anticipate that international sales will continue to account for a significant portion of consolidated net sales in the foreseeable future. Some sales by our foreign operations are in local currency, and an increase in the relative value of the U.S. dollar against such currencies would lead to a reduction in consolidated sales and earnings. Additionally, foreign currency exposures are not fully hedged, and there can be no assurances that our future results of operations will not be adversely affected by currency fluctuations.

We are subject to potential liability under environmental laws.

        Our operations are regulated under a number of federal, state and local environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. Compliance with these environmental laws and regulations is a significant consideration for us because we use hazardous materials in our manufacturing processes. In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws, we may be subject to financial exposure for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if these sites become contaminated. In the event of a violation of environmental laws, we could be held liable for damages and for the costs of remedial actions. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could negatively affect our operating results.

Our financial performance is subject to significant fluctuations.

        Our financial performance is subject to quarterly and annual fluctuations due to a number of factors, including:

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  the lengthy, unpredictable sales cycle for commercial cooking equipment;

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  the gain or loss of significant customers;

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  unexpected delays in new product introductions;

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  the level of market acceptance of new or enhanced versions of our products;

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  unexpected changes in the levels of our operating expenses;

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  competitive product offerings and pricing actions; and

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  general economic conditions.

        Each of these factors could result in a material and adverse change in our business, financial condition and results of operations.

We may be unable to manage our growth.

        We have recently experienced rapid growth in our business. Continued growth could place a strain on our management, operations and financial resources. There also will be additional demands on our sales, marketing and information systems and on our administrative infrastructure as we develop and offer additional products and enter new markets. We cannot assure you that our operating and financial control systems, administrative infrastructure, outsourced and internal production capacity, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our business may be harmed.

Our business could suffer in the event of a work stoppage by our unionized labor force.

        Because we have a significant number of workers whose employment is subject to collective bargaining agreements and labor union representation, we are vulnerable to possible organized work stoppages and similar actions. Unionized employees accounted for approximately 19% of our workforce as of April 2, 2005. At our Elgin, Illinois facility, we have a union contract with the International Brotherhood of Teamsters that extends through April 2007. We also have a union workforce at our manufacturing facility in the Philippines under a contract that extends through June 2006. Although we believe that the current relationships between employees, union and management are good, any future strikes, employee slowdowns or similar actions by one or more unions, in connection with labor contract negotiations or otherwise, could have a material adverse effect on our ability to operate our business.

We depend significantly on our key personnel.

        We depend significantly on certain of our executive officers and certain other key personnel, many of whom could be difficult to replace. While we have employment agreements with certain key executives, we cannot assure you that we will succeed in retaining this personnel or their services under existing agreements. The incapacity, inability or unwillingness of certain of these people to perform their services may have a material adverse effect on the company. There is intense competition for qualified personnel within our industry, and we cannot assure you that we will be able to continue to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

The impact of future transactions on our common stock is uncertain.

        We periodically review potential transactions related to products or product rights and businesses complementary to our business. Such transactions could include mergers, acquisitions, joint ventures, alliances or licensing agreements. In the future, we may choose to enter into such transactions at any time. The impact of transactions on the market price of a company's stock is often uncertain, but it may cause substantial fluctuations to the market price. Consequently, you should be aware that any announcement of any such transaction could have a material adverse effect upon the market price of our common stock. Moreover, depending upon the nature of any transaction, we may experience a charge to earnings, which could be material, and could possibly have an adverse impact upon the market price of our common stock.

Future sales or issuances of equity or convertible securities could depress the market price of our common stock and be dilutive and affect our ability to raise funds through equity issuances.

        If our stockholders sell substantial amounts of our common stock, including sales made pursuant to this prospectus, or we issue substantial additional amounts of our equity securities after the offering, or there is a belief that such sales or issuances could occur, the market price of our common stock could fall. These factors could also make it more difficult for us to raise funds through future offerings of equity securities.

The market price of our common stock may be subject to significant volatility.

        The market price of our common stock may be highly volatile because of a number of factors, including the following:

  •
  actual or anticipated fluctuations in our operating results;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  the operating performance and stock price of other companies in our industry;

  •
  announcements by us or our competitors of new products or significant contracts, acquisitions, joint ventures or capital commitments;

  •
  changes in interest rates;

  •
  additions or departures of key personnel; and

  •
  future sales or issuances of our common stock.

        In addition, the stock markets from time to time experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. We use words such as "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" and other similar terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause our actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The following are some of the important factors that could cause our actual results, performance or outcomes to differ materially from those discussed in the forward-looking statements:

  (1)
  volatility in earnings resulting from goodwill impairment losses, which may occur irregularly and in varying amounts;

  (2)
  variability in financing costs;

  (3)
  quarterly variations in operating results;

  (4)
  dependence on key customers;

  (5)
  risks associated with our foreign operations, including market acceptance and demand for our products and our ability to manage the risk associated with our exposure to foreign currency exchange rate fluctuations;

  (6)
  our ability to protect our trademarks, copyrights and other intellectual property;

  (7)
  changing market conditions;

  (8)
  the impact of competitive products and pricing;

  (9)
  the timely development and market acceptance of the company's products; and

  (10)
  the availability and cost of raw materials.

        You should also consider carefully the statements set forth in the section entitled "Risk Factors" and other sections of this prospectus, and in other documents that we have incorporated by reference in this prospectus, which address additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

USE OF PROCEEDS

        All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of such shares.

MARKET PRICE FOR OUR COMMON STOCK

        Our common stock is listed under the symbol "MIDD" on The Nasdaq National Market.

        The table below sets forth for the periods indicated the per share range of the high and low closing sales prices of our common stock on The Nasdaq National Market.

	Common Stock
	Low	High
Fiscal Year 2003
First Quarter	$10.29	$11.47
Second Quarter	10.95	14.52
Third Quarter	13.85	21.50
Fourth Quarter	17.68	43.69
Fiscal Year 2004
First Quarter	$37.80	$47.05
Second Quarter	45.79	63.00
Third Quarter	49.20	56.40
Fourth Quarter	46.80	58.30
Fiscal Year 2005
First Quarter	$45.82	$55.69
Second Quarter (through June 9, 2005)	44.04	56.01

        On June 9, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $53.64. As of March 24, 2005, there were approximately 10,030 stockholders of record of our common stock.

DIVIDEND POLICY

        In July 2004, we declared and paid a $0.40 per common share special dividend to stockholders of record as of the close of business on June 4, 2004, aggregating to $3.7 million. In December 2003, we declared and paid a $0.25 per common share special dividend to stockholders of record as of the close of business on November 12, 2003, aggregating to $2.3 million. The company's senior bank agreement currently limits the payments of cash dividends to an amount no higher than 15% of EBITDA minus cash dividends previously declared for such computation period. Our board's decision to pay future dividends will depend on general business conditions, the effect on our financial condition and other factors our board may consider to be relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of April 2, 2005. The outstanding share information excludes:

  •
  808,700 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $18.51 per share; and

  •
  15,840 shares of common stock reserved for the future grant of additional options under our stock option plans.*

*
At our 2005 annual meeting, our stockholders approved an amendment to our 1998 Stock Incentive Plan to increase the number of shares of common stock available for future option grants to 1,750,000 shares.

        The information set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere and incorporated by reference in this prospectus.

As of April 2, 2005
Actual (in thousands)
Debt:
Current maturities of long-term debt	$11,105
Long-term debt:	127,357

Total debt	138,462

Stockholders' equity:
Preferred stock, $.01 par value; nonvoting; 2,000,000 shares authorized; none issued	—
Common stock, $.01 par value; 20,000,000 shares authorized; 11,587,544 issued	116
Restricted stock	(11,388)
Paid-in capital	68,224
Treasury stock at cost; 3,856,344 shares	(89,650)
Retained earnings	47,710
Accumulated other comprehensive loss	(210)

Total stockholders' equity	14,802
Total capitalization	$153,264

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data with respect to each of the fiscal years in the five-year period ended January 1, 2005 have been derived from our audited consolidated financial statements. The selected consolidated financial data provided as of and for the three months ended April 2, 2005 and April 3, 2004 is unaudited, but in the opinion of management contains all adjustments necessary to present fairly the financial position of the Company for such periods. The information set forth below for the three years ended January 1, 2005 is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the three years ended January 1, 2005 and the financial statements and related notes included elsewhere and incorporated by reference in this prospectus.

	Fiscal Year Ended(1)					Three Months Ended
	2004	2003	2002	2001	2000	April 2, 2005	April 3, 2004
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$271,115	$242,200	$235,147	$103,642	$129,602	$74,889	$62,463
Cost of sales	168,487	156,347	156,647	72,138	84,416	47,817	39,287

Gross profit	102,628	85,853	78,500	31,504	45,186	27,072	23,176
Selling and distribution expenses	30,496	29,609	28,213	13,180	15,858	8,184	7,376
General and administrative expenses	23,113	21,228	20,556	10,390	17,478	6,885	5,696
Stock repurchase transaction expenses	12,647	—	—	—	—	—	—
Acquisition integration reserve adjustments	(1,887)	—	—	—	—	—	—

Income from operations	38,259	35,016	29,731	7,934	11,850	12,003	10,104
Interest expense and deferred financing amortization, net	3,004	5,891	11,180	740	1,204	1,786	897
Debt extinguishment expenses	1,154	—	9,122	—	378	—	—
Gain on acquisition financing derivatives	(265)	(62)	(286)	—	—	—	(2)
Other expense, net	522	366	901	794	1,503	(203)	194

Earnings before income taxes	33,844	28,821	8,814	6,400	8,765	10,420	9,015
Provision for income taxes	10,256	10,123	2,712	4,764	5,227	4,072	3,424

Net earnings	$23,588	$18,698	$6,102	$1,636	$3,538	$6,348	$5,591

Net earnings per share:
Basic	$2.56	$2.06	$0.68	$0.18	$0.35	$0.85	$0.61
Diluted	$2.38	$1.99	$0.67	$0.18	$0.35	$0.79	$0.56
Weighted average number of shares outstanding:
Basic	9,200	9,065	8,990	8,981	9,971	7,473	9,219
Diluted	9,931	9,392	9,132	8,997	10,091	8,020	9,968
Cash dividends declared per common share	$0.40	$0.25	$—	$—	$0.10	$—	$—
Balance Sheet Data:
Working capital	$10,923	$3,490	$13,890	$12,763	$19,084	$21,308	$5,221
Total assets	209,675	194,620	207,962	211,397	79,920	223,355	198,173
Total debt	123,723	56,500	87,962	96,199	8,539	138,462	53,650
Stockholders' equity	7,215	62,090	44,632	39,409	37,461	14,802	67,863

(1)
Our fiscal year ends on the Saturday nearest to December 31.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. You should read the following discussion with "Selected Consolidated Financial Data" and our financial statements and related notes included elsewhere and incorporated by reference in this prospectus.

NET SALES SUMMARY
(dollars in thousands)

	Fiscal Year Ended(1)						Three Months Ended
	2004		2003		2002		Apr. 2, 2005		Apr. 3, 2004
	Sales	Percent	Sales	Percent	Sales	Percent	Sales	Percent	Sales	Percent
Business Divisions:
Cooking Systems Group:
Core cooking equipment	$185,520	68.4	$162,366	67.0	$159,089	67.6	$55,302	73.9	$43,934	70.3
Conveyor oven equipment	54,183	20.0	49,236	20.3	48,394	20.6	12,838	17.1	11,918	19.1
Counterline cooking equipment	10,262	3.8	10,096	4.2	11,212	4.8	2,877	3.8	2,618	4.2
International specialty equipment	7,545	2.8	7,704	3.2	4,980	2.1	2,470	3.3	1,685	2.7

Cooking Systems Group	257,510	95.0	229,402	94.7	223,675	95.1	73,487	98.1	60,155	96.3
International Distribution Division(2)	46,146	17.0	42,698	17.6	36,162	15.4	12,144	16.2	9,972	16.0
Intercompany sales(3)	(32,541)	(12.0)	(29,900)	(12.3)	(24,690)	(10.5)	(10,742)	(14.3)	(7,664)	(12.3)

Total	$271,115	100.0%	$242,200	100.0%	$235,147	100.0%	$74,889	100.0%	$62,463	100.0%

(1)
Our fiscal year ends on the Saturday nearest to December 31.

(2)
Consists of sales of products manufactured by us and products manufactured by third parties.

(3)
Represents the elimination of sales within the Cooking Systems Group and from the Cooking Systems Group to the International Distribution Division.

Results of Operations

        The following table sets forth certain items in the consolidated statements of earnings as a percentage of net sales for the periods presented:

				Three Months Ended
	Fiscal Year Ended(1)
				Apr. 2, 2005	Apr. 3, 2004
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	62.1	64.6	66.6	63.9	62.9

Gross profit	37.9	35.4	33.4	36.1	37.1
Selling, general and administrative expenses	19.8	20.9	20.7	20.1	20.9
Stock repurchase transaction expenses	4.7	—	—	—	—
Acquisition integration reserve adjustments	(0.7)	—	—	—	—

Income from operations	14.1	14.5	12.7	16.0	16.2
Interest expense and deferred financing amortization, net	1.1	2.4	4.8	2.4	1.4
Debt extinguishment expenses	0.4	—	3.9	—	—
Gain on acquisition financing derivatives	(0.1)	—	(0.1)	—	—
Other expense, net	0.2	0.2	0.4	(0.3)	0.3

Earnings before income taxes	12.5	11.9	3.7	13.9	14.5
Provisions for income taxes	3.8	4.2	1.1	5.4	5.5

Net earnings	8.7%	7.7%	2.6%	8.5%	9.0%

(1)
Our fiscal year ends on the Saturday nearest to December 31.

Three Months Ended April 2, 2005 Compared to Three Months Ended April 3, 2004

        Net sales.    Net sales for the first quarter of fiscal 2005 were $74.9 million as compared to $62.5 million in the first quarter of fiscal 2004.

        Net sales at the Cooking Systems Group amounted to $73.5 million in the first quarter of fiscal 2005 as compared to $60.2 million in the prior fiscal year quarter.

  •
  Core cooking equipment sales increased by $11.4 million to $55.3 million from $43.9 million, primarily due to increased fryer, convection oven, and cooking range sales resulting from new product introductions and increased purchases from major and regional restaurant chain customers due to new store openings and increased replacement business. The increase in sales includes $3.3 million of sales associated with the Nu-Vu product lines, which were acquired on January 7, 2005.

  •
  Conveyor oven equipment sales increased $0.9 million to $12.8 million from $11.9 million in the prior year quarter, reflecting higher sales of new oven models.

  •
  Counterline cooking equipment sales increased to $2.9 million from $2.6 million in the prior year quarter due to an increase in toaster sales with a major restaurant chain customer.

  •
  International specialty equipment sales increased to $2.5 million compared to $1.7 million in the prior year quarter due to the introduction of a new product line of counter griddles and charbroilers.

        Net sales at the International Distribution Division increased by $2.1 million to $12.1 million, reflecting higher sales in Asia, Latin America and Europe. International sales benefited from expansion of the U.S. chains overseas and increased business with local and regional restaurant chains in developing markets.

        Gross profit.    Gross profit increased to $27.1 million from $23.2 million in the prior fiscal year period, reflecting the impact of higher sales volumes. The gross margin rate was 36.1% in the quarter as compared to 37.1% in the prior fiscal year quarter. The net decrease in the gross margin rate reflects:

  •
  The adverse impact from higher steel prices.

  •
  Lower gross margins associated with the newly acquired Nu-Vu Foodservice Systems product lines.

  •
  Increased sales volumes that benefited manufacturing efficiencies and provided for greater leverage of fixed manufacturing costs.

        Selling, general and administrative expenses.    Combined selling, general and administrative expenses increased from $13.1 million in the first quarter of fiscal 2004 to $15.1 million in the first quarter of fiscal 2005. As a percentage of net sales, operating expenses amounted to 20.1% in the first quarter of fiscal 2005 versus 20.9% in the first quarter of fiscal 2004, reflecting greater leverage on higher sales volumes. Selling expenses increased from $7.4 million to $8.2 million, reflecting higher commission costs associated with the increased sales volumes. General and administrative expenses increased from $5.7 million to $6.9 million due to an increase in non-cash equity based compensation and increased costs associated with the newly acquired Nu-Vu Foodservice operations.

        Non-operating expenses.    Interest and deferred financing amortization costs increased to $1.8 million from $0.9 million in the prior fiscal year as a result of higher debt balances resulting from the December 2004 share repurchase transaction. Other income was $0.2 million in the current year, relating to foreign exchange gains, compared to other expenses of $0.2 million in the prior year, which primarily consisted of foreign exchange losses.

        Income taxes.    A tax provision of $4.1 million, at an effective rate of 39%, was recorded during the quarter as compared to a $3.4 million provision at a 38% effective rate in the prior fiscal year quarter.

Fiscal Year Ended January 1, 2005 as Compared to January 3, 2004

        Net sales.    Net sales in fiscal 2004 increased by $28.9 million or 11.9% to $271.1 million in fiscal 2004 from $242.2 million in fiscal 2003.

        Net sales at the Cooking Systems Group increased by $28.1 million or 12.2% to $257.5 million in fiscal 2004 as compared to $229.4 million in the prior fiscal year.

  •
  Core cooking equipment increased by $23.1 million or 14.2% to $185.5 million in 2004. Fryer sales grew by approximately $6.7 million due in part to continued success of the Solstice fryer platform. Sales of convection and combi-ovens increased by approximately $6.2 million with increased sales to institutional customers due in part to improved market conditions and success of new product introductions. Range sales grew by approximately $4.2 million with continued success of the new Platinum series of products. Sales of steam equipment increased by approximately $2.5 million due to the introduction of steam products under the Blodgett brand name and success of the newly introduced StratoSteam steamer under the Southbend brand name.

  •
  Conveyor oven equipment sales increased by approximately $4.9 million or 10.0% to $54.2 million. Increased sales reflect the success of our new generation of more energy efficient conveyor ovens. Improved sales also reflect greater sales with certain major restaurant chain accounts which increased their purchases during the year. Parts sales also increased reflecting higher prices of parts and increased sales volume resulting from an aging base of equipment.

  •
  Counterline cooking equipment sales increased by approximately $0.2 million or 1.6% and included sales of a new series of counterline equipment introduced in 2004.

  •
  International specialty equipment sales decreased by $0.2 million or 2.1%. The decrease in sales resulted from lower component parts produced for our U.S. manufacturing operations.

        Net sales at the International Distribution Division increased by $3.4 million or 8.1% to $46.1 million. Sales increased in all regions reflecting growth with the local restaurant chains in Latin America and Europe, and expansion of U.S. restaurant concepts in Asia and Australia.

        Intercompany sales eliminations represent sales of product amongst the Cooking Systems Group operations and from the Cooking Systems Group operations to the International Distribution Division. The sales elimination increased by $2.6 million to $32.5 million reflecting the increase in purchases of equipment by the International Distribution Division from the Cooking Systems Group due to increased sales volumes.

        Gross profit.    Gross profit increased by $16.8 million to $102.6 million in fiscal 2004 from $85.9 million in fiscal 2003 as a result of increased sales volume and improvements in the gross margin rate, which increased to 37.9% in fiscal 2004 from 35.4% in 2003. The improvement in the gross margin rate resulted from several factors, including the following:

  •
  Increased sales volumes resulting in greater production efficiencies and absorption of fixed overhead costs.

  •
  Material cost savings resulting from supply chain initiatives instituted in fiscal 2004.

  •
  Increased production efficiencies and lower warranty expenses associated with new product introductions resulting from standardization of product platforms and improvements of product design for new generations of equipment.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased by $13.5 million to $64.4 million in fiscal 2004 from $50.8 million in fiscal 2003. This increase included $12.6 million of expense associated with the stock repurchase transaction and $1.9 million of income resulting from adjustments to acquisition integration reserves.

        Selling and distribution expenses increased to $30.5 million in 2004 from $29.6 million in 2003. The increase in selling and distribution expense resulted from increased commission expense to our independent sales representatives on higher sales. As a percentage of net sales, selling and distribution expenses decreased to 11.2% in 2004 from 12.2% in 2003.

        General and administrative expenses increased to $23.1 million in 2004 from $21.2 million in 2003. The increase in general and administrative expenses is primarily due to increased incentive compensation expenses corresponding with our improved financial performance. We also incurred higher professional fees associated with Sarbanes-Oxley compliance. As a percentage of net sales, general and administrative expenses were 8.5% in 2004 compared to the prior year of 8.8%.

        Stock repurchase transaction expenses of $12.6 million were recorded in the fourth quarter of 2004 associated with the repurchase of 1,808,774 shares of our common stock and 271,000 stock options from our former Chairman, members of his family and trusts controlled by his family. Expenses included $8.0 million of costs associated with the repurchase of the 271,000 stock options, $1.9 million related to a pension settlement with the former Chairman and $2.7 million of investment banking, legal, and various other costs associated with the transaction.

        Acquisition reserve adjustments of $1.9 million were recorded during fiscal 2004, primarily consisting of a gain resulting from an early lease termination that occurred in conjunction with the sale of a leased facility to an unrelated third party. The leased facility was originally exited in early 2002 subsequent to the acquisition of Blodgett as a result of our manufacturing consolidation efforts.

        Income from operations.    Income from operations increased $3.2 million to $38.3 million in fiscal 2004 from $35.0 million in fiscal 2003. The increase in operating income resulted from the increase in net sales and gross profit offset by the stock repurchase transaction expenses.

        Non-operating expenses.    Non-operating expenses decreased by $1.8 million to $4.4 million in fiscal 2004 from $6.2 million in fiscal 2003. The net decrease in non-operating expenses included:

  •
  A $2.9 million reduction in interest expense to $3.0 million in 2004 from $5.9 million in 2003 resulting from lower average debt during the year and lower rates of interest assessed on outstanding balances due in part to a refinancing of our debt facility in May 2004.

  •
  An increase of $1.2 million pertaining to the write-off of deferred financing costs related to our previous bank facility, which was refinanced as a result of the stock repurchase transaction.

  •
  A $0.2 million increase in the gain on financing related derivatives to $0.3 million in 2004 from $0.1 million in 2003 with gains on interest rate swaps that occurred as interest rates rose in 2004.

        Income taxes.    We recorded a net tax provision of $10.3 million in fiscal 2004 at an effective rate of 30.3% as compared to a provision of $10.1 million at an effective rate of 35.1% in the prior fiscal year. The 2004 tax provision included a $3.2 million tax benefit recorded during the third quarter associated with an adjustment to tax reserves for a closed tax year.

Fiscal Year Ended January 3, 2004 as Compared to December 28, 2002

        Net sales.    Net sales in fiscal 2003 increased by $7.1 million or 3.0% to $242.2 million in fiscal 2003 from $235.1 million in fiscal 2002.

        Net sales at the Cooking Systems Group increased by $5.7 million or 2.5% to $229.4 million in 2003 as compared to $223.7 million in the prior fiscal year.

  •
  Core cooking equipment increased by $3.3 million or 2.1% to $162.4 million resulting from increased sales of fryers, ranges and charbroilers, offset in part by lower sales of combi-ovens. Fryer sales grew by approximately $3.6 million due to the continued success of the Pitco Solstice fryer product line, which was initially introduced in 2002. Range and charbroiler sales grew approximately $2.8 million also reflecting the impact of new product introduction including the Blodgett Range and the Southbend Platinum series of ranges, targeting the higher-end segment of the market. Sales of combi-ovens declined approximately $3.0 million due in large part to reduced government business, which included a large military order in the prior year. Core cooking equipment sales also reflects the impact of discontinued product lines, which accounted for a decrease of approximately $0.8 million.

  •
  Conveyor oven equipment sales increased by $0.8 million or 1.7% to $49.2 million. Parts sales increased by approximately $2.3 million reflecting the impact of a growing and aging base of installed ovens in operations at customers. The increase in parts sales was offset in part by a $1.0 million reduction in the sale of refurbished ovens due to the decision to limit used oven trade in programs reducing our supply of used ovens for resale.

  •
  Counterline cooking equipment sales decreased by $1.1 million or 10.0% as a result of lower demand from several restaurant chain customers and the impact of business interruption on certain products resulting from supplier quality problems which resulted in extended lead times and the temporary loss of business. The supplier issues were resolved by the end of the year.

  •
  International specialty equipment sales increased by $2.7 million or 54.7%. The increase in sales resulted from increased production of component parts for the U.S. manufacturing divisions and increased sales to local restaurant customers in the Philippine market.

        Net sales at the International Distribution Division increased by $6.5 million or 18.1% to $42.7 million. The majority of sales growth internationally came from China, Australia and the United Kingdom. Growth in the China and Australia market reflects increased restaurant openings of major restaurant chain customers as they expand internationally. Sales to the general market in China have also increased as the economy in that country continues to expand. Sales into the United Kingdom have increased due to greater penetration of that market resulting from the addition of a company-owned distribution operation in that country, which was purchased as part of the Blodgett acquisition in December 2001.

        Intercompany sales eliminations represent sales of products amongst the Cooking Systems Group operations and from the Cooking Systems Group operations to the International Distribution Division. The sales elimination increased by $5.2 million to $29.9 million reflecting the increase in purchases of equipment by the International Distribution Division from the Cooking Systems Group due to increased sales volumes.

        Gross profit.    Gross profit increased by $7.4 million to $85.9 million in fiscal 2003 from $78.5 million in fiscal 2002 as a result of increased sales volume and improvements in the gross margin rate, which increased to 35.4% in fiscal 2003 from 33.4% in 2002. The improvement in the gross margin rate resulted from several factors, including the following:

  •
  An improving mix of product sales driven by higher margins on newly introduced products which tend to be more cost efficient to manufacture due to standardization of product platforms and improvements in product design. In addition, we have discontinued or replaced certain product lines, which had carried higher costs or lower margins.

  •
  Increasing international sales, which tend to result in higher overall gross margins for the combined company due to the distribution margin earned on international sales. As we maintain our own international infrastructure, we earn the markup on these sales in addition to the manufacturing margin.

  •
  Cost reduction initiatives, including the shift of component part manufacturing to low-cost manufacturers, which included our Philippine based manufacturing facility. We also realized benefits of certain cost reductions from key supplier negotiations utilizing increased purchasing leverage resulting from our 2001 acquisition of Blodgett.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased by $2.0 million to $50.8 million in fiscal 2003 from $48.8 million in fiscal 2002.

        Selling and distribution expenses increased to $29.6 million in 2003 from $28.2 million in 2002. The increase in selling and distribution expense reflects increased advertising and promotional costs associated with new product introductions. We also added several salespeople to the organization to increase market coverage. As a percentage of net sales, selling and distribution expenses increased to 12.2% in 2003 from 12.0% in 2002.

        General and administrative expenses increased to $21.2 million in 2003 from $20.6 million in 2002. The net increase in general and administrative expenses includes increases in incentive compensation associated with our improved financial performance and higher pension costs associated with expanded benefits, offset in part by a reduction in bad debt expense resulting from improved credit experience. As a percentage of net sales, general and administrative expenses were 8.8% in 2003 as compared to 8.7% in 2002.

        Income from operations.    Income from operations increased $5.3 million or 17.8% to $35.0 million in fiscal 2003 from $29.7 million in fiscal 2002. The increase in operating income reflects the higher net sales and gross profit.

        Non-operating expenses.    Non-operating expenses decreased by $14.7 million to $6.2 million in fiscal 2003 from $20.9 million in fiscal 2002. The $14.7 million reduction in non-operating expenses includes a $5.3 million reduction in interest expense resulting from the repayment of high interest notes due to Maytag associated with the Blodgett acquisition and generally lower average debt balances, a $9.1 million expense reduction associated with non-recurring debt extinguishment costs incurred in 2002 pertaining to our refinancing of our debt, a $0.5 million reduction in other net expenses, which is primarily comprised of foreign exchange gains and losses, and a $0.2 million reduction in gains associated with acquisition related financing derivatives.

        Income taxes.    We recorded a net tax provision of $10.1 million in fiscal 2003 at an effective rate of 35.1% as compared to a provision of $2.7 million at an effective rate of 30.8% in the prior fiscal year. The lower effective rate in the prior year reflects the benefit of a tax deduction for the write-off of an investment in a foreign subsidiary.

Financial Condition and Liquidity

Three Months Ended April 2, 2005

        During the three months ended April 2, 2005, cash and cash equivalents decreased by $1.2 million to $2.6 million at April 2, 2005 from $3.8 million at January 1, 2005. Net borrowings increased from $123.7 million at January 1, 2005 to $138.5 million at April 2, 2005.

        Operating activities.    Net cash used in operating activities after changes in assets and liabilities was $3.9 million as compared to net cash provided of $2.3 million in the prior year period.

        During the three months ended April 2, 2005, working capital levels increased due to the higher sales volumes and increased seasonal working capital needs, which historically peak in the second quarter. The changes in working capital included a $4.4 million increase in accounts receivable, a $3.2 million increase in inventory, a $2.3 million decrease in prepaid expenses and a $3.6 million increase in accounts payable. Accrued expenses and other liabilities decreased by $10.6 million primarily as a result of the payment of annual rebate programs and incentive programs related to fiscal 2004. The reduction in accrued liabilities also includes a decrease in accrued pension liabilities associated with the payout of the former Chairman's retirement obligations.

        Investing activities.    During the three months ending April 2, 2005, net cash used in investing activities was $12.3 million. This included $12.0 million associated with the acquisition of the assets of Nu-Vu Foodservice Systems and $0.3 million of property additions.

        Financing activities.    Net cash flows provided by financing activities were $15.0 million during the three months ending April 2, 2005. We borrowed $17.3 million to fund the $12.0 million purchase of Nu-Vu Foodservice Systems, to fund operating activities and to make $2.5 million of repayments of term debt. In addition, we entered into an agreement with the former Chairman of our Board of Directors to settle and fund pension obligations due to the Chairman for $7.6 million. The obligation was funded from existing retirement plan assets of approximately $4.0 million and $3.6 million of additional borrowings under our revolving credit facility.

        At April 2, 2005, we were in compliance with all covenants pursuant to our borrowing agreements. We believe that future cash flows from operating activities and borrowing availability under the revolving credit facility will provide us with sufficient financial resources to meet our anticipated requirements for working capital, capital expenditures and debt amortization for the foreseeable future.

Fiscal Year Ended January 1, 2005 as Compared to January 3, 2004

        Total cash and cash equivalents increased by $0.1 million to $3.8 million at January 1, 2005 from $3.7 million at January 3, 2004. Net borrowings increased to $123.7 million at January 1, 2005 from $56.5 million at January 2, 2004.

        Operating activities.    Net cash provided by operating activities amounted to $18.5 million as compared to $29.8 million in the prior year. Net cash provided from operating activities includes $8.0 million of cash used to repurchase 271,000 stock options from our former Chairman and members of his family and approximately $2.0 million of transaction costs associated with the stock repurchase transaction. Depreciation and amortization amounted to $3.6 million in 2004 as compared to $4.0 million in the prior year. Non-cash debt extinguishment expenses amounted to $1.2 million associated with the write-off of deferred financing costs with our senior debt agreement that was refinanced in conjunction with the stock repurchase transaction. Deferred taxes of $7.6 million reflect the cash benefit from the reversal of book versus tax differences. Accounts receivable increased $3.0 million due to increased sales. Inventories increased $7.0 million reflecting increased sales, the impact of newly added product lines and higher levels of purchasing at year-end ahead of anticipated price increases from suppliers. Prepaid expenses and other assets increased $10.2 million primarily due to the overpayment of estimated taxes for 2004, which did not reflect tax deductions associated with the stock repurchase transaction which occurred subsequent to the 2004 fourth quarter estimated tax payment. Accounts payable decreased $0.6 million due to normal operating variations resulting from the timing of vendor purchases and payments. Accrued expenses and other liabilities increased $5.4 million due to increases in rebate obligations on higher sales, pension obligations and incentive compensation accruals offset by lower warranty and product liability reserves.

        Investing activities.    During 2004, net cash used for investing activities amounted to $3.2 million. This included $1.2 million of property additions primarily associated with the replacement and upgrade of production equipment and $2.0 million in repayments of principal associated with seller notes due to Maytag related to the 2001 acquisition of Blodgett.

        Financing activities.    Net cash used in financing activities amounted to $15.3 million in 2004.

        In December 2004, we repurchased 1,808,774 shares of stock from the former Chairman of our Board of Directors, members of his family and trusts controlled by his family for $42.00 per share or $76.0 million and paid $1.2 million of transaction related costs for an aggregate of $77.2 million. In order to finance this transaction, we entered into a new $160 million senior credit facility which includes a $70.0 million term loan and a $90.0 million revolving credit facility under which we had borrowed $51.3 million at year end. We incurred $1.5 million of debt issuance costs associated with this facility. We fully repaid and retired amounts due under our prior senior credit facility including $1.5 million of amounts borrowed on our revolving credit facility and $53.0 million of senior bank notes.

        During the third quarter of 2004, we issued a $0.40 per share dividend, which amounted to $3.7 million.

        In 2005, we have scheduled debt repayments of $10.0 million in connection with our $70.0 million senior bank term loan.

        We believe that cash flows from operations and borrowing availability under the revolving credit facility will be sufficient to satisfy debt obligations, capital expenditures and working capital requirements for the foreseeable future. At January 1, 2005, we were in compliance with all covenants pursuant to our borrowing agreements.

Contractual Obligations

        Our contractual cash payment obligations are set forth below (dollars in thousands):

	Long-Term Debt	Operating Leases	Idle Facility Lease	Total Contractual Cash Obligations
Less than 1 year	$11,105	$779	$374	$12,258
1-3 years	29,085	897	739	30,721
4-5 years	98,272	536	772	99,580
After 5 years	—	187	2,100	2,287

	$138,462	$2,399	$3,985	$144,846

        Idle facility lease consists of an obligation for a manufacturing location that was exited in conjunction with our manufacturing consolidation efforts. This lease obligation continues through December 2014. This facility has been subleased. The obligation presented above does not reflect any anticipated sublease income from the facilities.

        We maintain a non-contributory defined benefit plan for our union employees at our Elgin, Illinois facility. Benefits are determined based upon retirement age and years of service with the company. This defined benefit plan was frozen on April 30, 2002, and no further benefits accrue to the participants beyond this date. Plan participants will receive or continue to receive payments for benefits earned on or prior to April 30, 2002 upon reaching retirement age. The employees participating in the defined benefit plan were enrolled in a newly established 401K savings plan on July 1, 2002. As of January 1, 2005, the unfunded benefit obligation under the pension plan was $1.0 million. The defined benefit plan continues to be funded in accordance with provisions of the Employee Retirement Income Security Act of 1974. Company funding contributions amounted to $216,000 in fiscal 2004 and $280,000 in fiscal 2003. The anticipated minimum funding requirement for fiscal 2005 is approximately $285,000, of which $71,000 was funded during the three-month period ending April 2, 2005.

        We also maintain a retirement benefit agreement with the Chairman of our Board of Directors. The retirement benefits are based upon a percentage of the Chairman's final base salary. Additionally, we maintain a retirement plan for non-employee directors. The plan provides for an annual benefit upon retirement from the Board of Directors at age 70, equal to 100% of the director's last annual retainer, payable for a number of years equal to the director's years of service up to a maximum of 10 years. As of January 1, 2005, the unfunded benefit obligation under these plans amounted to $4.3 million, of which $3.6 million was funded in the first quarter of 2005 associated with the settlement and payment of pension obligations due to the former Chairman of our Board of Directors. We will make future contributions to this plan as retirement obligations become due.

        We have $3.9 million in outstanding letters of credit, which expire on March 30, 2006 with an automatic one-year renewal, to secure potential obligations under insurance programs.

        We place purchase orders with our suppliers in the ordinary course of business. These purchase orders are generally to fulfill short-term manufacturing requirements of less than 90 days, and most are cancelable with a restocking penalty. We have no long-term purchase contracts or minimum purchase obligations with any supplier.

        We have contractual obligations under our various debt agreements to make interest payments. These amounts are subject to the level of borrowings in future periods and the interest rate for the applicable periods, and therefore the amounts of these payments are not determinable.

        We have no activities, obligations or exposures associated with off-balance sheet arrangements.

Related Party Transactions

        On November 8, 1999, we made a loan to our Chief Executive Officer in the amount of $434,250. The loan was repayable with interest of 6.08% on February 28, 2003 and was established in conjunction with 100,000 shares of common stock purchased at the market price by us on behalf of the officer. In accordance with a special incentive agreement with the officer, the loan and the related interest were to be forgiven by us if certain targets of Earnings Before Taxes for fiscal years 2000, 2001 and 2002 were achieved. As of December 28, 2002, the entire loan was forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven in fiscal 2000, and the remaining two-thirds was forgiven in fiscal 2002.

        A second loan to our Chief Executive Officer was made on March 1, 2001 in the amount of $300,000 and was repayable with interest of 6.0% on February 24, 2004. This loan was established in conjunction with our commitment to transfer 50,000 shares of common stock from treasury to the officer at $6.00 per share. The market price at the close of business on March 1, 2001 was $5.94 per share. In accordance with a special incentive agreement with the officer, the loan and the related interest were to be forgiven by us if certain targets of Earnings Before Taxes for fiscal years 2001, 2002, and 2003 were achieved. As of January 3, 2004, the entire loan was forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven for the achievement of the defined targets in fiscal 2002, and the remaining two-thirds was forgiven in fiscal 2003. Amounts forgiven were recorded in general and administrative expense.

        On December 23, 2004, we repurchased 1,808,774 shares of our common stock and 271,000 options from William F. Whitman, Jr., the former Chairman of our Board of Directors, Laura B. Whitman, a former member of our Board of Directors and trusts controlled by Mr. Whitman's family in a private transaction for a total aggregate purchase price of $83,974,578 in cash. The repurchased shares represented 19.6% of our outstanding shares and were repurchased for $75,968,508 at $42.00 per share which represented a 12.8% discount to the closing market price of $48.19 of our common stock on December 23, 2004 and a 21.7% discount from the $53.64 average closing price over the thirty trading days prior to the repurchase. We incurred $1.2 million of transaction expenses associated with the repurchase of these shares. The 271,000 stock options were purchased for $8,006,070, which represented the difference between $42.00 and the exercise price of the option. In conjunction with the stock repurchase, Mr. Whitman retired from his post as Chairman of our Board of Directors. In addition, Ms. Whitman and W. Fifield Whitman III also resigned as directors of our company.

        We financed the stock repurchase with borrowings under a $160.0 million senior bank facility that was established in connection with this transaction. The newly established senior bank facility provides for $70.0 million in term loan borrowings and $90.0 million of borrowing availability under a revolving credit facility.

        In February 2005, we settled all pension obligations associated with William F. Whitman, Jr., the former Chairman of our Board of Directors, for $7.5 million in cash. In conjunction with this transaction, we recorded $1.9 million in settlement costs representing the difference between the settlement amount and the accrued pension liability at the time of the transaction. In June 2005, we agreed to settle all retirement benefit obligations associated with A. Don Lummus, a former member of our Board of Directors, for $200,000 in cash.

Critical Accounting Policies and Estimates

        Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        Property and equipment.    Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on our estimates of the period over which the assets will be utilized to benefit the operations of our company. The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment or if technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

        Long-lived assets.    Long-lived assets (including goodwill and other intangibles) are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are judgments based on our experience and knowledge of operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If our estimates or the underlying assumptions change in the future, we may be required to record impairment charges.

        Warranty.    In the normal course of business, we issue product warranties for specific product lines and provide for the estimated future warranty cost in the period in which the sale is recorded. The estimate of warranty cost is based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. Adjustments to initial obligations for warranties are made as changes in the obligations become reasonably estimable.

        Litigation.    From time to time, we are subject to proceedings, lawsuits and other claims related to products, suppliers, employees, customers and competitors. We maintain insurance to cover product liability, workers compensation, property and casualty, and general liability matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after assessment of each matter and the related insurance coverage. The reserve requirements may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. We do not believe that any such matter will have a material adverse effect on our financial condition or results of operations.

        Income taxes.    We operate in numerous foreign and domestic taxing jurisdictions where we are subject to various types of tax, including sales tax and income tax. Our tax filings are subject to audits and adjustments. Because of the nature of our operations, the nature of the audit items can be complex, and the objectives of the government auditors can result in a tax on the same transaction or income in more than one state or country. As part of our calculation of the provision for taxes, we establish reserves for the amount that we expect to incur as a result of audits. The reserves may change in the future due to new developments related to the various tax matters.

New Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 eliminates the previous requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses are to be classified as extraordinary items only if they are deemed to be unusual and infrequent. The changes related to debt extinguishment are effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting are effective for transactions occurring after May 15, 2002. We adopted this statement in fiscal 2003. As a result, in the 2003 financial statements, we made a reclassification in the presentation of a loss incurred pertaining to the extinguishment of debt and its related tax benefit in the 2002 statement of earnings. In the 2002 financial statements, we reported a $5.5 million extraordinary loss, comprised of a $9.1 million debt extinguishment loss net of a $3.6 million tax benefit. In the subsequent financial statements, the $9.1 million loss has been reclassified to debt extinguishment expense as a component of earnings before income taxes and the related $3.6 million tax benefit to the provision for income taxes.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for financial statements issued for fiscal years beginning after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123." This statement amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have applied this guidance since the 2003 financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement requires that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for classifying and measuring certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits." This statement retains the disclosures previously required by SFAS No. 132 but adds additional disclosure requirements about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It also calls for the required information to be provided separately for pension plans and for other postretirement benefit plans. We have incorporated the new disclosures into the footnotes of the financial statements included in our Annual Report on Form 10-K for the year ended January 1, 2005, which is incorporated by reference into this prospectus.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that these items be recognized as current period costs and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will apply this guidance prospectively. We are in the process of determining what impact the application of this guidance will have on our financial position, results of operations or cash flows.

        In December 2004, the FASB issued a revision to SFAS No. 123 "Accounting for Stock Based Compensation." This statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is effective for interim periods beginning after June 15, 2005. We will apply this guidance prospectively. We are in the process of determining what impact the application of this guidance will have on our financial position, results of operations or cash flows.

BUSINESS

  Overview

        We, through our operating subsidiary Middleby Marshall Inc. and its subsidiaries, are a leader in the design, manufacture, marketing, distribution and service of a broad line of cooking and warming equipment used in all types of foodservice operations, including quick-service restaurants, full-service restaurants, retail outlets, hotels and other institutions. Our products include Middleby Marshall® and CTX® conveyor oven equipment, Blodgett® convection, conveyor, and deck oven equipment, Blodgett Combi® cooking equipment, Blodgett Range® ranges, Nu-Vu® baking ovens and proofers, Pitco Frialator® fryer equipment, Southbend® ranges, convection ovens and heavy-duty cooking equipment, SteamMaster® steam cooking equipment, Toastmaster® toasters and counterline cooking and warming equipment and MagiKitch'n® charbroilers and catering equipment.

        Founded in 1888 as a manufacturer of baking ovens, Middleby Marshall Oven Company was acquired in 1983 by TMC Industries Ltd., a publicly traded company that changed its name in 1985 to The Middleby Corporation. Throughout our history, we have been a leading innovator in the baking equipment industry and in the early 1980s positioned ourselves as a leading foodservice equipment manufacturer by introducing the conveyor oven that revolutionized the pizza market. In 1989, we became a broad line equipment manufacturer through the acquisition of the Foodservice Equipment Group of Hussmann Corporation, which included Southbend, Toastmaster and CTX. We initiated our international distribution and service strategy in 1990 by acquiring a controlling interest in Asbury Associates, Inc., which was renamed Middleby Worldwide in 1999. In 1991, we established Middleby Philippines Corporation, or MPC, to provide foodservice equipment in the Asian markets. In 2001, we acquired a commercial cooking subsidiary, Blodgett Holdings, Inc., or Blodgett, from Maytag Corporation to expand our line of products in all the major cooking equipment segments. The acquisition resulted in the addition of the Blodgett®, Pitco® and MagiKitch'n® brand names into our portfolio. In January 2005, we acquired the assets of Nu-Vu Foodservice Systems. The acquisition of Nu-Vu Foodservice Systems has allowed us to expand our product offerings to include baking ovens and proofers.

        We have identified the expanding international markets as a major area of growth. To capture these markets, we established our International Distribution Division, Middleby Worldwide. Our global network enables us to offer equipment to be delivered virtually anywhere in the world, installed and serviced by us. We believe that our full-service program provides us with a competitive advantage. We have positioned ourselves as a preferred foodservice equipment supplier to major restaurant chains expanding globally.

  Business Divisions and Products

        We conduct our business through two principal business divisions, the Cooking Systems Group and the International Distribution Division. See Note 11 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended January 1, 2005, which is incorporated by reference into this prospectus, for further information on our business divisions.

  Cooking Systems Group

        Middleby Cooking Systems Group, our manufacturing division, has operations located in Illinois, New Hampshire, North Carolina, Vermont and the Philippines. The division's principal product groups include:

  Core Cooking Equipment Product Group—Blodgett®, Blodgett Combi®, Blodgett Range®, Pitco Frialator®, Southbend® and MagiKitch'n®

        The Core Cooking Equipment Product Group manufactures the equipment that is central to most any restaurant kitchen. The products offered by this division include ranges, convection ovens, fryers, combi-ovens, charbroilers and steam equipment. These products are distributed under the Blodgett®, Pitco Frialator®, Southbend®, and MagiKitch'n® brand names.

        Blodgett®, known for its durability and craftsmanship, is a leading brand of convection and combi-ovens. In demand since the late 1800's, the Blodgett® oven has stood the test of time and is an industry leader in quality and performance. In 2002, we began to manufacture ranges under the Blodgett® brand name to provide an offering for the high-end segment of the market in addition to our mid-range offerings. This product is primarily marketed to four-star restaurants and other restaurants requiring durability and cosmetic appeal.

        Pitco Frialator offers a broad line of gas and electric equipment combining reliability with efficiency in simple-to-operate professional frying equipment. Since 1918, Pitco fryers have captured a major market share by offering simple, reliable equipment for cooking menu items such as french fries, onion rings, chicken, donuts and seafood. By their design, Pitco's fryers offer substantial advantages over bottom-fired fryers. The tube-fired heating system creates a larger heat transfer area that quickly heats oil to proper cooking temperatures allowing foods to absorb less shortening and thereby maintain their natural flavors. Pitco continues to emphasize innovation and in 2002 introduced its Solstice™ Series, a selection of fryers that operate at a cooler temperature for greater efficiency. We also market pasta cookers and rethermalizers under the Pitco brand name, which are purchased primarily by schools and other large-scale kitchen operations that re-heat frozen prepared foods. Pitco's unique rethermalizing process is designed to improve product consistency while providing labor and energy savings.

        In the market for 100 years, Southbend® products, consisting mainly of heavy-duty, gas-fired equipment, include ranges, convection ovens, broilers, fryers, griddles, steamers and steam cooking equipment. Southbend® products are offered as standardized equipment for general use in restaurants and institutions, and also are made to specification for use by professional chefs. Over the years, Southbend has dedicated significant resources to developing and introducing innovative product features resulting in what we believe to be a premier cooking line. Southbend's 45,000 BTU Pyromax® range doubled the industry standard for BTU's when it was introduced in 1996, and its Marathoner Gold® convection oven has been judged by a leading industry publication to be the best baking convection oven on the market. In 2003, Southbend introduced the Platinum series of ranges, broilers and griddles offering waterproof controls and an improved design.

        For more than 60 years, MagiKitch'n has focused on manufacturing charbroiling products that deliver quality construction, high performance and flexible operation. In 1991, MagiKitch'n used its years of experience producing quality restaurant grills to craft a new line of commercial outdoor cooking equipment. MagiCater portable charbroilers have a modular design for easy transport, fast set-up and ease of cleaning.

  Conveyor Oven Equipment Product Group—Middleby Marshall®, Blodgett® and CTX®

        The conveyor oven equipment product group manufactures ovens that are geared towards high volume applications, providing for higher production and efficiency while allowing a restaurant owner to retain flexibility in menu offerings. The conveyor oven equipment allows for standardization of the food preparation process, which in turn provides for labor savings opportunities and a greater consistency of the final product. For these reasons, most major pizza chains, as well as many other non-pizza restaurants chains and institutions, utilize conveyor oven equipment.

        The Middleby Marshall® oven line, focused on quality and durability, is a world leader in conveyor cooking equipment. Middleby Marshall® ovens are used by a majority of the leading pizza chains. Middleby Marshall® conveyor ovens utilize an air impingement process that forces heated air at high velocities through a system of nozzles above and below the food product, which is placed on a moving conveyor belt. This process achieves faster baking times and greater consistency of bake than conventional ovens.

        We also market conveyor ovens under the Blodgett® and CTX® brands, which are designed for more specialized, lower volume applications. The broad line of Blodgett® conveyor ovens include smaller table-top ovens suited for fast food kiosks in airports and shopping malls. CTX® conveyor ovens are sold to restaurants and pizza outlets and offer such additional features as a programmable time and temperature control as well as a self-cleaning function.

  Counterline Cooking Equipment Product Group—Toastmaster®

        Our counterline cooking equipment products are predominantly light and medium-duty electric equipment, including pop-up and conveyor toasters, hot food servers, foodwarmers and griddles marketed under the Toastmaster® brand name. As a major supplier to global restaurant chains, Toastmaster is able to customize products to fit a chain's particular needs. Toastmaster® products are designed with energy saving features and food safety technologies.

        We do not produce consumer products under the Toastmaster® name because, as an unaffiliated company, Toastmaster, Inc., owns the rights to the brand name for consumer markets.

  International Specialty Equipment Product Group—Middleby Philippines Corporation

        Middleby Philippines Corporation, or MPC, founded in 1991, provides us with low-cost manufacturing capability in Asia. Principal products include fryers, counterline equipment and component parts for our domestic operations. MPC's manufacturing and assembly operations are located in a modern 54,000 square foot facility outside of Manila.

  International Distribution Division—Middleby Worldwide

        Middleby Worldwide provides integrated export management and distribution services. The division distributes our product lines and certain non-competing complementary product lines of other manufacturers throughout the world. We offer customers a complete package of kitchen equipment, delivered and installed in over 100 countries. For a local country distributor or dealer, the division provides centralized sourcing of a broad line of equipment with complete export management services, including export documentation, freight forwarding, equipment warehousing and consolidation, installation, warranty service and parts support. Middleby Worldwide has regional export management companies in Asia, Europe and Latin America, complemented by sales and distribution offices located in Canada, China, India, South Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom.

  Our Customers and Markets

        Our end-user customers include: (i) fast food or quick-service restaurants, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. Our domestic sales are primarily through independent dealers and distributors and are marketed by our sales personnel and network of independent manufacturers' representatives. Many of the dealers in the U.S. belong to buying groups that negotiate sales terms with us. Certain large multi-national restaurant and hotel chain customers have purchasing organizations that manage product procurement for their systems. Included in these customers are several large restaurant chains, which account for a significant portion of our business. Our international sales are achieved through a combined network of independent and company-owned distributors. We maintain sales and distribution offices in Canada, China, India, South Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom.

        During the past several decades, growth in the U.S. foodservice industry has been driven primarily by population growth, economic growth and demographic changes, including the emergence of families with multiple wage-earners and growth in the number of higher-income households. These factors have led to a demand for convenience and speed in food preparation and consumption. As a result, U.S. foodservice sales grew for the thirteenth consecutive year to approximately $454 billion in 2004 as reported by Nation's Restaurant News. Sales in 2005 are projected to increase to $476 billion, an increase of 4.9% over 2004, according to Nation's Restaurant News. The quick-service restaurant segment within the foodservice industry has been the fastest growing segment since the mid 1980's. Total quick-service sales amounted to $128 billion in 2004 and are projected to increase 4.7% to $134 billion in 2005, as reported by Nation's Restaurant News. The full-service restaurants represent the largest portion of the foodservice industry and represented $157 billion in sales in 2004, and are projected to increase 5.1% to $165 billion in 2005, as reported by Nation's Restaurant News. This segment has seen increased chain concepts and penetration in recent years driven by the aging of the baby boom generation.

        Over the past several decades, growth of the foodservice equipment industry in the United States has occurred as a result of the development of new quick-service and casual-theme restaurant chain concepts, the expansion into nontraditional locations by quick-service restaurants and store equipment modernization. In the international markets, certain regions have been experiencing stronger growth than the U.S. market due to rapidly expanding international economies and increased opportunity for expansion by U.S. chains into developing countries.

        We believe that the worldwide foodservice equipment market has sales in excess of $20 billion at a growth rate outpacing the U.S. The cooking and warming equipment segment of this market is estimated by us to exceed $1.5 billion in North America and $2.5 billion worldwide. We believe that continuing growth in demand for foodservice equipment will result from the development of new restaurant units and the expansion of U.S. chains into international markets, as well as the replacement and upgrade of existing equipment.

        Our backlog of orders was $27,665,000 at January 1, 2005, all of which is expected to be filled during 2005. The backlog at January 3, 2004 was $20,690,000. The backlog is not necessarily indicative of the level of business expected for the year, as there is generally a short time between order receipt and shipment for the majority of our products.

  Marketing and Distribution

        Our products and services are marketed in the U.S. and in over 100 countries through a combination of our sales personnel and international marketing divisions and subsidiaries, together with an extensive network of independent dealers, distributors, consultants, sales representatives and agents. Our relationships with major restaurant chains are primarily handled through an integrated effort of top-level executive and sales management at the corporate and business division levels to best serve each customer's needs.

        In the United States, we distribute our products to independent end-users primarily through a network of non-exclusive dealers nationwide, who are supported by manufacturers' marketing representatives. Sales are made directly to certain large restaurant chains that have established their own procurement and distribution organization for their franchise system.

        International sales are primarily made through the International Distribution Division network to independent local country stocking and servicing distributors and dealers and, at times, directly to major chains, hotels and other large end-users.

  Services and Product Warranty

        We believe we are an industry leader in equipment installation programs and after-sales support and service. We provide warranties on our products typically for a one-year period and, in certain instances, greater periods of up to ten years. Our emphasis on global service increases the likelihood of repeat business and enhances our image as a partner and provider of quality products and services. It is critical to major foodservice chains that equipment providers be capable of supporting equipment on a worldwide basis.

        Our domestic service network consists of over 100 authorized service parts distributors and 3,000 independent certified technicians who have been formally trained and certified by us through our factory training school and on-site installation training programs. The service network is separate from the sales network to ensure that technicians remain focused on service issues rather than new business. Technicians work through service parts distributors, which are required to provide around-the-clock service via a toll-free paging number. We provide substantial technical support to the technicians in the field through factory-based technical service engineers. We have stringent parts stocking requirements for these agencies, leading to a high first-call completion rate for service and warranty repairs.

        Our international service network covers over 100 countries with more than 1,000 service technicians trained in the installation and service of our products and supported by internationally-based service managers along with the factory-based technical service engineers. As with our domestic service network, we maintain stringent parts stocking requirements for our international distributors.

  Competition

        The cooking and warming segment of the foodservice equipment industry is highly competitive and fragmented. Within a given product line, the industry remains fairly concentrated, with typically a small number of competitors accounting for the bulk of the line's industry-wide sales. Industry competition includes companies that manufacture a broad line of products and those that specialize in a particular product line. Competition in the industry is based upon many factors, including brand recognition, product features and design, quality, price, delivery lead times, serviceability and after-sale service. We believe that our ability to compete depends on strong brand equity, exceptional product performance, short lead-times and timely delivery, competitive pricing, and our superior customer service support.

        In the international markets, we compete with U.S. manufacturers and numerous global and local competitors. We believe that our integrated international export management and distribution capabilities uniquely position us to provide value-added services to U.S. and internationally-based chains, as well as to local country distributors offering a complete line of kitchen equipment.

        We believe that we are one of the largest multiple-line manufacturers of cooking and warming equipment in the U.S. and worldwide, although some of our competitors are units of operations that are larger than us and possess greater financial and personnel resources. Among our major competitors are Enodis plc; Vulcan-Hart Corporation, a subsidiary of Illinois Tool Works Inc.; Wells Manufacturing Company, a subsidiary of United Technologies Corporation; Zanussi, a subsidiary of Electrolux AB; and Ali Group.

  Manufacturing and Quality Control

        We manufacture products in five domestic and one international production facilities. In Elgin, Illinois, we manufacture conveyor oven and counterline cooking equipment products. In Burlington, Vermont, we manufacture our combi-oven, convection oven and deck oven product lines. In Fuquay-Varina, North Carolina, we manufacture ranges, steamers, combi-ovens, convection ovens and broiling equipment. In Bow, New Hampshire, we manufacture fryers, charbroilers and catering equipment products. In Laguna, the Philippines, we manufacture fryers, counterline equipment and component parts for our U.S. manufacturing facilities. Metal fabrication, finishing, sub-assembly and assembly operations are conducted at each manufacturing facility. Equipment installed at individual manufacturing facilities includes numerically controlled turret presses and machine centers, shears, press brakes, welding equipment, polishing equipment, CAD/CAM systems and product testing and quality assurance measurement devices.

        Our CAD/CAM systems enable virtual electronic prototypes to be created, reviewed and refined before the first physical prototype is built. Detailed manufacturing drawings are quickly and accurately derived from the virtual model and passed electronically to manufacturing for programming. We believe that this integrated product development and manufacturing process is critical to assuring product performance, customer service and competitive pricing.

        We have established comprehensive programs to ensure the quality of products, analyze potential product failures and certify vendors for continuous improvement. Products manufactured by us are tested prior to shipment to ensure compliance with our standards.

  Sources of Supply

        We purchase our raw materials and component parts from a number of suppliers. The majority of our material purchases are standard commodity-type materials, such as stainless steel, electrical components and hardware. These materials and parts generally are available in adequate quantities from numerous suppliers. Some component parts are obtained from sole sources of supply. In such instances, we believe we can substitute other suppliers as required. The majority of fabrication is done internally through the use of automated equipment. Certain equipment and accessories are manufactured by other suppliers for sale by us. We believe we enjoy good relationships with our suppliers and consider the present sources of supply to be adequate for our present and anticipated future requirements.

  Research and Development

        We believe our future success will depend in part on our ability to develop new products and to improve existing products. Much of our research and development efforts are directed to the development and improvement of products designed to reduce cooking time, reduce energy consumption or minimize labor costs, while maintaining consistency and quality of cooking production. We have identified these issues as key concerns of most restaurant operators. We often identify product improvement opportunities by working closely with customers on specific applications. Most research and development activities are performed by our technical service and engineering staff located at each manufacturing location. On occasion, we will contract outside engineering firms to assist with the development of certain technical concepts and applications. See Note 4(n) to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended January 1, 2005, which is incorporated by reference into this prospectus, for further information on our research and development activities.

  Licenses, Patents, and Trademarks

        We own numerous trademarks and trade names; among them, Blodgett®, Blodgett Combi®, Blodgett Range®, CTX®, MagiKitch'n®, Middleby Marshall®, Pitco Frialator®, Southbend®, SteamMaster®, NuVu®and Toastmaster® are registered with the U.S. Patent and Trademark Office and in various foreign countries.

        We hold numerous patents covering technology and applications related to various products, equipment and systems. We believe the expiration of any one of these patents would not have a material adverse effect on our overall operations or profitability.

        Middleby Marshall has an exclusive license from Enersyst Development Center L.L.C., or Enersyst, to manufacture, use and sell Jetsweep air impingement ovens in the U.S. for commercial food service applications. This license covers numerous existing patents and provides further exclusive and non-exclusive license rights to existing and future developed technology. The Enersyst license expires upon the expiration of the last of the licensed patents or September 28, 2008. Certain individual patents covered under the Enersyst license agreements expire at various dates through 2019 or later. While the loss of the Enersyst license could have an adverse effect on us, we believe we are capable of designing, manufacturing and selling similar equipment without it.

  Employees

        As of April 2, 2005, we employed 1074 persons. Of this number, 378 were management, administrative, sales, engineering and supervisory personnel; 495 were hourly production non-union workers; and 201 were hourly production union members. Included in these totals were 203 individuals employed outside of the United States, of which 145 were management, sales, administrative and engineering personnel, and 58 were hourly production workers, who participate in an employee cooperative. At our Elgin, Illinois facility, we have a union contract with the International Brotherhood of Teamsters that expires on April 30, 2007. We also have a union workforce at our manufacturing facility in the Philippines, under a contract that extends through June 2006. We believe that the relationships between employees, union and management are good.

  Seasonality

        Our revenues historically have been stronger in the second and third quarters due to increased purchases from customers involved with the catering business and institutional customers, particularly schools, during the summer months.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our directors and our executive officers as of May 11, 2005.

Name	Age	Position
Selim A. Bassoul	48	Chairman of the Board, President and Chief Executive Officer
Robert L. Yohe	69	Director
Sabin C. Streeter	63	Director
John R. Miller III	64	Director
Philip G. Putnam	64	Director
Robert B. Lamb	63	Director
Gordon O'Brien	39	Director
Timothy J. FitzGerald	35	Vice President and Chief Financial Officer
Phil Dei Dolori	45	Group President, GS Blodgett Corporation, Pitco Frialator, Inc. and MagiKitch'n Inc.
Mark A. Sieron	56	Division Vice President
Nazih Ibrahim	51	Division President, Southbend

        We provide below information regarding each of our executive officers and directors.

        Selim A. Bassoul.    Mr. Bassoul was appointed to his present position as Chairman of the Board, President and Chief Executive Officer of Middleby and our principal subsidiary, Middleby Marshall Inc., in December 2004. Mr. Bassoul has served as President and Chief Executive Officer of Middleby and Middleby Marshall Inc. since January 1, 2001. Mr. Bassoul previously served as Chief Operating Officer of Middleby and Middleby Marshall Inc. from 2000 to 2001, as Group President of Middleby Cooking Systems Group from 1999 to 2000, and as President of Southbend, a Middleby company, from 1996 to 1999. Mr. Bassoul has been a director of Middleby since 2001.

        Robert L. Yohe.    Mr. Yohe was Vice Chairman and a director of Olin Corporation, a chemicals manufacturer, from 1993 to 1994, and he served as President of Olin Chemicals, a division of Olin Corporation, from 1985 to 1992. Mr. Yohe is also a director of Airgas, Inc., Calgon Carbon Corporation and Marsulex Inc. Mr. Yohe has been a director of Middleby since 1996 and is the Chairman of the Compensation Committee of the board.

        Sabin C. Streeter.    Mr. Streeter has been Adjunct Professor and Executive-in-Residence at Columbia Business School since 1997. From 1976 to 1997, he served as Managing Director and Vice President of Donaldson, Lufkin & Jenrette Securities Corp., an investment bank. Mr. Streeter is also a director of Oakwood Homes Corporation. Mr. Streeter has been a director of Middleby since 1987 and is a member of the Audit Committee of the board.

        John R. Miller III.    Mr. Miller is Chairman and Chief Executive Officer of E.O.P, Inc., publisher of special market trade magazines, a position he has held since 1968. He also serves as a director of First National Bank of Long Island and its holding company, the First of Long Island Corporation. Mr. Miller has been a director of Middleby since 1978 and is a member of the Compensation Committee of the board.

        Philip G. Putnam.    Mr. Putnam has been a Managing Director of Flagstone Capital, LLC, an investment bank, since 2000. From 1996 to 2000, he served as Executive Vice President of Brean Murray & Co. Inc., an investment banker. Mr. Putnam has been a director of Middleby since 1978 and is the Chairman of the Audit Committee of the board.

        Robert B. Lamb.    Mr. Lamb has been Clinical Professor of Management at the Leonard N. Stern School of Business at New York University since 1977. He serves as a director of Bondholders Communication Corporation and has been a member of the Board of Editors of The Municipal Finance Journal since 1985. Mr. Lamb has been a director of Middleby and a member of the Audit Committee of the board since his election as a director at Middleby's 2005 annual meeting of stockholders held on May 11, 2005.

        Gordon O'Brien.    Mr. O'Brien has been Principal and Managing Director of American Capital Strategies since 1998. He served as Vice President of Pennington Partners/PENMAN Partners, a private equity firm, from 1995 to 1998. He is a board member of numerous private companies as a representative of American Capital Strategies. Mr. O'Brien has been a director of Middleby and a member of the Compensation Committee of the board since his election as a director at Middleby's 2005 annual meeting of stockholders held on May 11, 2005.

        Timothy J. FitzGerald.    Mr. FitzGerald has served as Vice President and Chief Financial Officer of Middleby and Middleby Marshall Inc since 2003. He served as Vice President and Corporate Controller of Middleby and Middleby Marshall Inc. from 2000 to 2003, and as Corporate Controller of Middleby and Middleby Marshall Inc. from 1998 to 2003.

        Phil Dei Dolori.    Mr. Dei Dolori has served as Group President of GS Blodgett Corporation, Pitco Frialator, Inc. and MagiKitch'n Inc. since 2003. He was President of Pitco Frialator, Inc. from 2002 to 2003. Mr. Dei Dolori was the President of Vulcan-Hart, an Illlinois Tool Works Company from 2000 to 2001 and the Vice President of Sales of Vulcan-Hart from 1999 to 2000.

        Mark A. Sieron.    Mr. Sieron has served as Division Vice President of Middleby since 2000. He was Vice President and General Manager of Middleby Cooking Systems Group from 1998 to 2005.

        Nazih Ibrahim.    Mr. Ibrahim has served as Division President of Southbend, a Middleby company, since 2004 and served as the Vice President of Supply Chain Management from 2003 to 2004. From 1999 to 2003, Mr. Ibrahim was the Vice President, Materials Management of the Franke Group. From 1995 to 1999, Mr. Ibrahim was the Vice President of Purchasing of Stainless Incorporated.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of May 11, 2005 by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all directors and executive officers as a group;

  •
  each person known by us to beneficially own 5% or more of our common stock;

  •
  each selling stockholder; and

  •
  all selling stockholders as a group.

        Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days. Each director, officer, 5% or more stockholder or selling stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        The following table lists applicable percentage ownership based on 7,758,450 shares of common stock outstanding as of May 11, 2005, and also lists applicable percentage ownership based on 7,758,450 shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of May 11, 2005 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. This table assumes no exercise of the underwriters' option to purchase up to 182,786 additional shares of common stock from the selling stockholders. Unless otherwise indicated below, the address for each person listed below is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

	Shares of Common Stock Beneficially Owned Prior to this Offering				Shares of Common Stock Beneficially Owned After Offering
Beneficial Owner	# of Shares		% of Class	Shares Being Offered	# of Shares		% of Class
Directors & Officers
Selim A. Bassoul	887,530	(1)	11.4%	—	887,530	(1)	11.4%
Robert L. Yohe	42,000	(2)	*	—	42,000	(2)	*
Sabin C. Streeter	32,500	(3)	*	—	32,500	(3)	*
John R. Miller III	32,000	(3)(4)	*	—	32,000	(3)(4)	*
Philip G. Putnam	21,000	(3)(4)(5)	*	—	21,000	(3)(4)(5)	*
Robert B. Lamb	—		—	—	—		—
Gordon O'Brien	—		—	—	—		—
Timothy J. FitzGerald	129,535	(6)	1.7%	—	129,535	(6)	1.7%
Phil Dei Dolori	50,913	(7)	*	—	50,913	(7)	*
Mark Sieron	40,300	(8)	*	—	40,300	(8)	*
Nazih Ibrahim	7,250	(9)	*	—	7,250	(9)	*
Directors and executive officers as a group	1,243,028		16.2%	—	1,243,028		16.2%

Other 5% Stockholders
Barbara K. Whitman(12)	818,500	(10)	10.5%	337,250	481,250	6.2%
William F. Whitman, Jr.(12)	1,041,125	(11)	13.4%	981,325	59,800	*
Mellon Financial Corporation(13)	598,982		7.7%	—	598,982	7.7%
The Boston Company, Inc.(13)	575,525		7.4%	—	575,525	7.4%
Mellon Private Trust Company(13)	472,625		6.1%	—	472,625	6.1%
Selling Stockholders:
Trust F/B/O Barbara K. Whitman(12)	281,250		3.6%	—	281,250	3.6%
Trust F/B/O Laura B. Whitman dated December 21, 2003(12)(14)	218,625		2.8%	118,625	100,000	1.3%
Trust F/B/O W. Fifield Whitman, III dated December 21, 2003(12)(14)	218,625		2.8%	118,625	100,000	1.3%
William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust dated August 3, 2004(12)(15)	100,000		1.3%	100,000	—	—
Laura B. Whitman Investment Company, LLC(12)	431,325		5.6%	431,325	—	—
Eggemoggin, LLC(12)	450,000		5.8%	450,000	—	—
Selling Stockholders as a group(6 persons)	1,699,825		21.9%	1,218,575	481,250	6.2%

*
Represents beneficial ownership of less than one percent (1.0%) of the outstanding shares of such class of common stock.

(1)
Includes 375,000 vested shares of common stock deemed issued upon exercise of stock options, 200,000 shares of restricted stock granted to Mr. Bassoul and 23,000 shares held by Mr. Bassoul's spouse as trustee. Does not include 100,000 shares of restricted stock granted to Mr. Bassoul on May 12, 2005 pursuant to the terms of Mr. Bassoul's employment agreement.

(2)
Includes 5,000 vested shares of common stock deemed issued upon exercise of stock options granted in February 1996.

(3)
Includes 3,000 vested shares of common stock deemed issued upon exercise of stock options granted in March 2003.

(4)
Includes 3,000 vested shares of common stock deemed issued upon exercise of stock options granted in May 2000.

(5)
Includes 15,000 vested shares of common stock deemed issued upon exercise of stock options granted in February 1996.

(6)
Includes 43,000 vested shares of common stock deemed issued upon exercise of stock options, 50,000 shares of restricted stock granted to Mr. FitzGerald and 4,700 shares held by Mr. FitzGerald's spouse and children.

(7)
Includes 34,000 vested shares of common stock deemed issued upon exercise of stock options.

(8)
Includes 10,200 vested shares of common stock deemed issued upon exercise of stock options.

(9)
Includes 5,000 vested shares of common stock deemed issued upon exercise of stock options.

(10)
Consists of 818,500 shares of common stock held by Barbara K. Whitman, the spouse of William F. Whitman, Jr., as trustee of the following four trusts, each of which is a selling stockholder: (a) 437,250 shares of common stock held in two separate trusts for the benefit of Mrs. Whitman's two adult children, W. Fifield Whitman III and Laura B. Whitman (see Note 14 below); (b) 281,250 shares of common stock for the benefit of Barbara K. Whitman; and (c) 100,000 shares of common stock held in the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust under which William F. Whitman, Jr. and Barbara K. Whitman act as trustees (see Note 15 below).

(11)
Consists of: (a) 33,500 shares of common stock held by William F. Whitman, Jr. in a Keogh plan; (b) 26,300 shares of common stock held by William F. Whitman, Jr. in an IRA account; and (c) 981,325 shares of common stock held by William F. Whitman, Jr. as co-trustee or manager of the following three entities, each of which is a selling stockholder: (i) 100,000 shares of common stock held in the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust of which William F. Whitman, Jr. and Barbara K. Whitman act as co-trustees (see Note 15 below); (ii) 431,325 shares of common stock held by the Laura B. Whitman Investment Company, LLC, of which William F. Whitman, Jr. has sole investment and voting power as the manager; and (iii) 450,000 shares of common stock held by Eggemoggin, LLC, of which William F. Whitman, Jr. has sole investment and voting power as the manager.

(12)
The address of these stockholders is c/o Thomas C. Danziger, Danziger & Danziger, 405 Park Avenue, Suite 502, New York, NY 10022.

(13)
The Boston Company, Inc. and Mellon Private Trust Company are subsidiaries of Mellon Financial Corporation. Information presented in the above table was obtained from the Schedule 13G of Mellon Financial Corporation, filed on February 10, 2005. Mellon Financial Corporation and its subsidiaries disclaim beneficial ownership of these securities. The address of these stockholders is c/o Mellon Financial Corporation, One Mellon Bank Center, 500 Grant St., Pittsburgh, PA 15258.

(14)
Barbara K. Whitman, the spouse of William F. Whitman, Jr., the former Chairman of Middleby and Middleby Marshall Inc., serves as trustee and has sole investment and voting power of the shares held by the trust.

(15)
Barbara K. Whitman and William F. Whitman, Jr. are co-trustees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following is a summary of agreements and transactions between the selling stockholders and us.

Stock Repurchase

        On December 23, 2004, we repurchased 1,808,774 shares of our common stock and 271,000 options from William F. Whitman, Jr., the former Chairman of our Board of Directors, Laura B. Whitman, a former member of our Board of Directors, and trusts controlled by Mr. Whitman's family in a private transaction for a total aggregate purchase price of $84.0 million in cash. The repurchased shares represented 19.6% of our outstanding shares at the time and were repurchased for $76.0 million at $42.00 per share which represented a 12.8% discount to the closing market price of $48.19 of our common stock on December 23, 2004 and a 21.7% discount from the $53.64 average closing price over the thirty trading days prior to the repurchase. We incurred $1.2 million of transaction expenses associated with the repurchase of these shares. The 271,000 stock options were purchased for $8.0 million, which represented the difference between $42.00 and the exercise prices of the options. In conjunction with the stock repurchase, Mr. Whitman retired from his post as Chairman of our Board of Directors. In addition, Ms. Whitman and W. Fifield Whitman III also resigned as directors of our company.

        We financed the stock repurchase with borrowings under a $160.0 million senior bank facility that was established in connection with this transaction. The newly established senior bank facility provides for $70.0 million in term loan borrowings and $90.0 million of borrowing availability under a revolving credit facility.

        The repurchase was negotiated and approved by a special committee of our Board of Directors consisting of all of our independent directors. The special committee retained independent legal and financial advisors to assist in the evaluation and negotiation of the transaction. Lehman Brothers Inc. acted as financial advisor to us and rendered an opinion to the special committee of our Board of Directors with respect to the fairness, from a financial point of view, to us of the consideration to be paid by us to Mr. Whitman, Ms. Whitman and trusts controlled by Mr. Whitman's family in the stock repurchase transaction.

Registration Rights

        In addition to the stock repurchase, we agreed to file a registration statement under the Securities Act of 1933 with respect to the sale of some or all of the remaining 1,828,250 shares of our common stock owned by Mr. Whitman, Ms. Whitman, Mr. Whitman III and/or trusts or entities controlled by Mr. Whitman's family in an underwritten public offering. In the event that Mr. Whitman, Ms. Whitman, Mr. Whitman III and/or trusts or entities controlled by Mr. Whitman's family decide not to proceed with this underwritten public offering, they have the right, subject to certain conditions, to require us to register their shares of common stock for sale in the public markets on up to two additional occasions.

        Mr. Whitman, Ms. Whitman, Mr. Whitman III and trusts and entities controlled by Mr. Whitman's family have agreed to certain restrictions on their ability to sell their shares of common stock in private transactions and to make additional purchases of our common stock. They have also agreed to certain restrictions with respect to their ability to vote their shares.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

        Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

        Common Stock Outstanding.    As of May 11, 2005, there were 7,758,450 shares of our common stock outstanding. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. As of March 24, 2005, we had approximately 10,030 stockholders of record of our common stock.

        Shares of our common stock are listed on The Nasdaq National Market and trade under the symbol "MIDD."

        Dividends.    Owners of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment, subject to the rights of holders of any outstanding shares of our preferred stock.

        Voting Rights.    Owners of shares of our common stock are entitled to one vote per share. Subject to the rights of the holders of any shares of our preferred stock pursuant to applicable law or the provision of any future certificates of designation creating a specific series of preferred stock, all voting rights are vested in the owners of shares of our common stock.

        Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, the owners of shares of our common stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and other required distributions and after the owners of shares of our outstanding preferred stock have received their liquidation preferences in full.

        Other Rights.    Owners of shares of our common stock are not entitled to pre-emptive rights with respect to the future issuances of our common stock. We may, however, enter into contracts with stockholders to grant them pre-emptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock. If we merge or consolidate with or into another company and, as a result, the shares of our common stock are converted into or exchangeable for other securities or property, including cash, all owners of shares of our common stock will be entitled to receive the same kind and amount of such consideration for each share of our common stock.

        Mergers and Acquisitions.    Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL, generally prohibits some Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless (1) before the time the stockholder became an interested stockholder, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) when the transaction resulting in the person becoming an interested stockholder was completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by some directors or some employee stock plans), or (3) on or after the time the stockholder became an interested stockholder, the business combination was approved by the Board of Directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock, excluding any stock owned by the interested stockholder. A "business combination" includes a merger, asset sale and certain other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or is an affiliate or associate of the corporation and, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation. Our restated certificate of incorporation does not contain a provision of that kind, and we have not "opted out" from the application of Section 203 of the DGCL.

Preferred Stock

        No shares of our preferred stock are issued or outstanding. Our Board of Directors may, without further action by our stockholders, issue a series of preferred stock and fix the rights, preferences and limitations of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Indemnification of Directors and Officers and Limitation of Liability

        Section 145 of the DGCL authorizes a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

        As permitted by Delaware law, our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

        As permitted by Delaware law, our restated certificate of incorporation provides that our directors, officers, employees and other agents, and persons who serve at our request as directors, officers, employees, or other agents of another organization in which we directly or indirectly own shares or of which we are a creditor, shall be indemnified by us to the fullest extent permitted by law, which indemnification shall include, but not be limited to, payment by us of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payments if he shall be adjudicated to be not entitled to indemnification under the law. Any such indemnification shall be provided even if the person to be indemnified is no longer an officer, director, employee, or agent of us or of such other organization. No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding to not have acted in good faith in the reasonable belief that his action was in the best interests of the company.

Transfer Agent and Registrar

        The transfer agent and registrar for our capital stock is LaSalle Bank.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

        Upon completion of this offering, we will have outstanding 7,758,450 shares of common stock. The number of shares outstanding upon completion of this offering is based on the number of shares outstanding at May 11, 2005 and assumes no exercise of outstanding options. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

Lock-up Agreements

        We and our executive officers, directors and the selling stockholders have agreed not to offer or sell any shares of our common stock, subject to certain exceptions, for a period of 90 days after the date of this prospectus, without the prior written consent of Lehman Brothers, the underwriters' representative. For more information relating to these restrictions, please see the section of this prospectus entitled "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 77,585 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

        Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation and notice provisions of Rule 144.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following discussion is a general summary of the material U.S. federal income and estate tax considerations expected to result under current law from the purchase, ownership and taxable disposition of shares of our common stock by a "Non-U.S. Holder," which for the purpose of this discussion is a person or entity who is not:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, the District of Columbia or any state or political subdivision thereof;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions, or (ii) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

        Because U.S. federal tax law uses different tests in determining whether an individual is a non-resident alien for income and estate tax purposes, some individuals may be Non-U.S. Holders for purposes of the U.S. federal income tax discussion below, but not for purposes of the U.S. federal estate tax discussion, and vice versa. If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors.

        This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations. This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider the state, local or non-U.S. tax consequences of an investment in our common stock. It also does not apply to Non-U.S. Holders subject to special tax treatment under the U.S. federal income or estate tax laws (including partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold common stock as part of a "straddle," "hedge," "conversion transaction" or other risk reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation).

        This summary is included herein as general information only. Accordingly, each prospective holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

Distributions

        Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a

Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund, or credit of any excess amounts withheld, by filing an appropriate claim for a refund with the IRS.

        The U.S. federal withholding tax described in the preceding paragraph generally does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. In this case, the dividends will not be subject to withholding, but will be taxed at ordinary U.S. federal income tax rates. If the Non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax" at a 30% rate, or a lower rate if provided by an applicable income tax treaty.

Dispositions

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business;

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we are determined to be a USRPHC, U.S. federal income tax relating to interests in a USRPHC will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of the individual's death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of common stock that are subject to the 30% federal income tax withholding described above under "Distributions" generally will be exempt from backup withholding. In addition, dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting (but not backup withholding) will generally apply to the payment unless the Non-U.S. Holder establishes an exemption. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

UNDERWRITING

        Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Roth Capital Partners, LLC

Total	1,218,575

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including but not limited to:

  •
  if any of the shares of common stock are purchased from the selling stockholders, then all of the shares that the underwriters agreed to purchase must be purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 182,786 additional shares of common stock from the selling stockholders. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid by the underwriters to the selling stockholders per share.

	Full Exercise	No Exercise
Per share
Total

        The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $        per share to other dealers. After the offering, the underwriters may change the offering price and other selling terms.

        We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and legal fees for the selling stockholders, will be approximately $        . We will not pay any underwriting discounts, commissions or expenses, or any legal fees incurred by the selling stockholders or, on behalf of any selling stockholders.

Option to Purchase Additional Shares

        The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 182,786 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 1,218,575 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (other than pursuant to the registration statement of which this prospectus forms a part), or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers, on behalf of the underwriters, for a period of 90 days after the date of this prospectus, except pursuant to the exercise of options under any employee benefit plan or stock option plan, grants of employee stock options or other awards pursuant to the terms of any employee benefit plan or stock option plan, issuances pursuant to the exercise of such options or other awards, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or other awards, and the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

        Our executive officers, directors and the selling stockholders have entered into lock-up agreements under which they agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 90 days after the date of this prospectus without the prior written consent of Lehman Brothers on behalf of the underwriters.

        The 90-day restricted period described in the preceding paragraphs will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Indemnification

        We and the selling stockholders have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including those relating to the offering arising under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or by purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters make any representations that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with the offering, underwriters and the selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay these taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

        Certain of the underwriters or their affiliates have provided from time to time investment banking, lending, financial advisory services or other related services for us in the ordinary course of business, for which they have received customary fees and reimbursements of expenses, and they may in the future provide additional services. In particular, Lehman Brothers, the representative, acted as financial advisor to us, and rendered an opinion to the special committee of our Board of Directors with respect to the fairness, from a financial point of view, to us of the consideration to be paid by us in connection with, the stock repurchase transaction with the selling stockholders, for which it received customary fees for such services and reimbursement of certain of its expenses.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus and certain legal matters relating thereto will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements as of January 1, 2005 and January 3, 2004, and for each of the three years in the period ended January 1, 2005, and management's report on the effectiveness of internal control over financial reporting as of January 1, 2005 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly-filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference in this prospectus under "Incorporation of Certain Documents by Reference" below.

        You may read and copy the information that we incorporate by reference in this prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

        Each person to whom a prospectus is delivered may also request a copy of those materials, free of charge, by writing us at the following address: The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120, Attention: Investor Relations, or by telephoning us at (847) 741-3300.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date such information is presented, or, with respect to information incorporated by reference from reports or documents filed with the SEC, as of the date such report or document was filed. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are including and incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly-filed documents that contain such information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the following documents filed with the SEC by us:

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005, filed on May 12, 2005;

  •
  Annual Report on Form 10-K for the fiscal year ended January 1, 2005, filed on March 17, 2005; and

  •
  Current Reports on Form 8-K filed on January 10, February 18, March 3, March 4, March 8 (Items 1.01 and 1.02 only), April 7, May 5, May 17 and June 9, 2005.

        We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the date of the filing of this registration statement and before its effectiveness and (2) until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Earnings	F-4
Consolidated Statements of Changes in Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
The following consolidated financial statement schedule is included in response to Item 15.
Schedule II—Valuation and Qualifying Accounts and Reserves	F-32

All other schedules for which provision is made to applicable regulation of the Securities and Exchange Commission are not required under the related instruction or are inapplicable and, therefore, have been omitted.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
Unaudited Interim Consolidated Balance Sheets	F-33
Unaudited Interim Consolidated Statements of Earnings	F-34
Unaudited Interim Consolidated Statements of Cash Flows	F-35
Notes to Unaudited Interim Consolidated Financial Statements	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of The Middleby Corporation:

        We have audited the accompanying consolidated balance sheets of The Middleby Corporation and Subsidiaries (the "Company") as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 1, 2005. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 1, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Chicago, Illinois
March 14, 2005

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JANUARY 1, 2005 AND JANUARY 3, 2004

(amounts in thousands, except share data)

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$3,803	$3,652
Accounts receivable, net	26,612	23,318
Inventories, net	32,772	25,382
Prepaid expenses and other	2,008	1,776
Prepaid taxes	9,952	—
Current deferred taxes	8,865	12,839

Total current assets	84,012	66,967
Property, plant and equipment, net	22,980	24,921
Goodwill	74,761	74,761
Other intangibles	26,300	26,300
Other assets	1,622	1,671

Total assets	$209,675	$194,620

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$10,480	$14,500
Accounts payable	11,298	11,901
Accrued expenses	51,311	37,076

Total current liabilities	73,089	63,477
Long-term debt	113,243	42,000
Long-term deferred tax liability	11,434	8,264
Other non-current liabilities	4,694	18,789
Stockholders' equity:
Preferred stock, $.01 par value; none issued	—	—
Common stock, $.01 par value, 11,402,044 and 11,257,021 shares issued in 2004 and 2003, respectively	114	113
Restricted stock	(4,700)	—
Paid-in capital	60,446	55,279
Treasury stock at cost; 3,856,344 and 2,047,271 shares in 2004 and 2003, respectively	(89,650)	(12,463)
Retained earnings	41,362	21,470
Accumulated other comprehensive loss	(357)	(2,309)

Total stockholders' equity	7,215	62,090

Total liabilities and stockholders' equity	$209,675	$194,620

The accompanying Notes to Consolidated Financial Statements
are an integral part of these consolidated financial statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND

DECEMBER 28, 2002

(amounts in thousands, except per share data)

	2004	2003	2002
Net sales	$271,115	$242,200	$235,147
Cost of sales	168,487	156,347	156,647

Gross profit	102,628	85,853	78,500
Selling and distribution expenses	30,496	29,609	28,213
General and administrative expenses	23,113	21,228	20,556
Stock repurchase transaction expenses	12,647	—	—
Acquisition integration reserve adjustments	(1,887)	—	—

Income from operations	38,259	35,016	29,731
Interest expense and deferred financing amortization, net	3,004	5,891	11,180
Debt extinguishment expenses	1,154	—	9,122
Gain on acquisition financing derivatives	(265)	(62)	(286)
Other expense, net	522	366	901

Earnings before income taxes	33,844	28,821	8,814
Provision for income taxes	10,256	10,123	2,712

Net earnings	$23,588	$18,698	$6,102

Net earnings per share:
Basic	$2.56	$2.06	$0.68

Diluted	$2.38	$1.99	$0.67

Weighted average number of shares
Basic	9,200	9,065	8,990
Dilutive stock options	731	327	142

Diluted	9,931	9,392	9,132

The accompanying Notes to Consolidated Financial Statements
are an integral part of these consolidated financial statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND
DECEMBER 28, 2002

(amounts in thousands)

	Common Stock	Shareholder Receivable	Restricted Stock	Paid-in Capital	Treasury Stock	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 29, 2001	$110	$(290)	$—	$53,814	$(11,927)	$(1,029)	$(1,269)	$39,409

Comprehensive income:
Net earnings	—	—	—	—	—	6,102	—	6,102
Currency translation adjustments	—	—	—	—	—	—	(378)	(378)
Increase in minimum pension liability, net of tax of $138	—	—	—	—	—	—	(346)	(346)
Unrealized loss on interest rate swap	—	—	—	—	—	—	(560)	(560)

Net comprehensive income	—	—	—	—	—	6,102	(1,284)	4,818
Exercise of stock options	—	—	—	15	—	—	—	15
Shareholder loan	—	(300)	—	—	—	—	—	(300)
Loan forgiveness	—	390	—	—	—	—	—	390
Issuance of treasury stock	—	—	—	8	292	—	—	300

Balance, December 28, 2002	$110	$(200)	$—	$53,837	$(11,635)	$5,073	$(2,553)	$44,632

Comprehensive income:
Net earnings	—	—	—	—	—	18,698	—	18,698
Currency translation adjustments	—	—	—	—	—	—	468	468
Increase in minimum pension liability, net of tax of $380	—	—	—	—	—	—	(621)	(621)
Unrealized gain on interest rate swap, net of tax of $118	—	—	—	—	—	—	397	397

Net comprehensive income	—	—	—	—	—	18,698	244	18,942
Exercise of stock options	3	—	—	1,442	(828)	—	—	617
Loan forgiveness	—	200	—	—	—	—	—	200
Dividend payment	—	—	—	—	—	(2,301)	—	(2,301)

Balance, January 3, 2004	$113	$—	$—	$55,279	$(12,463)	$21,470	$(2,309)	$62,090

Comprehensive income:
Net earnings	—	—	—	—	—	23,588	—	23,588
Currency translation adjustments	—	—	—	—	—	—	674	674
Decrease in minimum pension liability, net of tax of $290	—	—	—	—	—	—	1,077	1,077
Unrealized gain on interest rate swap, net of tax of $143	—	—	—	—	—	—	201	201

Net comprehensive income	—	—	—	—	—	23,588	1,952	25,540
Exercise of stock options	—	—	—	349	—	—	—	349
Purchase of treasury stock	—	—	—	—	(77,187)	—	—	(77,187)
Restricted stock issuance	1	—	(4,819)	4,818	—	—	—	—
Stock compensation	—	—	119	—	—	—	—	119
Dividend payment	—	—	—	—	—	(3,696)	—	(3,696)

Balance, January 1, 2005	$114	$—	$(4,700)	$60,446	$(89,650)	$41,362	$(357)	$7,215

The accompanying Notes to Consolidated Financial Statements
are an integral part of these consolidated financial statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND
DECEMBER 28, 2002

(amounts in thousands)

	2004	2003	2002
Cash flows from operating activities—
Net earnings	$23,588	$18,698	$6,102
Adjustments to reconcile net earnings to net cash provided by operating activities—
Depreciation and amortization	3,612	3,990	6,280
Debt extinguishment	1,154	—	8,087
Deferred taxes	7,574	1,386	(1,904)
Non-cash adjustments to acquisition integration reserves	(1,887)	—	—
Unrealized (gain) loss on derivative financial instruments	(265)	(62)	326
Non-cash equity compensation	119	—	—
Unpaid interest on seller notes	—	567	2,340
Changes in assets and liabilities, net of acquisitions
Accounts receivable, net	(2,980)	4,792	(2,700)
Inventories, net	(7,004)	2,136	1,719
Prepaid expenses and other assets	(10,193)	(1,176)	516
Accounts payable	(682)	(1,587)	1,998
Accrued expenses and other liabilities	5,486	1,046	(3,232)

Net cash provided by operating activities	18,522	29,790	19,532

Cash flows from investing activities—
Additions to property and equipment	(1,199)	(1,003)	(1,087)
Acquisition of Blodgett	(2,000)	(19,129)	—

Net cash (used in) investing activities	(3,199)	(20,132)	(1,087)

Cash flows from financing activities—
Net (repayments) proceeds under previous revolving credit facilities	(1,500)	1,500	(13,885)
Net (repayments) proceeds under previous senior secured bank notes	(53,000)	(12,000)	24,500
Proceeds under new revolving credit facilities	51,265	—	—
Proceeds under new senior secured bank notes	70,000	—	—
Repayments under subordinated senior note	—	—	(25,013)
Proceeds (repayments) under foreign bank loan	—	(2,400)	2,400
Debt issuance costs	(1,509)	—	(1,346)
Retirement of warrant associated with note obligation	—	—	(2,688)
Repurchase of treasury stock	(77,187)	—	—
Issuance of treasury stock	—	—	300
Payment of special dividend	(3,696)	(2,301)	—
Net proceeds from stock issuances	349	617	15
Shareholder loan	—	200	(300)
Other financing activities, net	—	—	(47)

Net cash (used in) financing activities	(15,278)	(14,384)	(16,064)

Effect of exchange rates on cash and cash equivalents	106	—	—

Changes in cash and cash equivalents—
Net increase (decrease) in cash and cash equivalents	151	(4,726)	2,381
Cash and cash equivalents at beginning of year	3,652	8,378	5,997

Cash and cash equivalents at end of year	$3,803	$3,652	$8,378

The accompanying Notes to Consolidated Financial Statements
are an integral part of these consolidated financial statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

        The Middleby Corporation (the "company") is engaged in the design, manufacture and sale of commercial and institutional foodservice equipment. Its major lines of products consist of conveyor ovens, convection ovens, fryers, ranges, toasters, combi ovens, steamers, broilers, deck ovens, and counter-top cooking and warming equipment. The company manufactures and assembles this equipment at four factories in the United States and one factory in the Philippines.

        The company's end-user customers include: (i) fast food or quick-service restaurants, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. Included in these customers are several large multi-national restaurant chains, which account for a significant portion of the company's business, although no single customer accounts for more than 10% of net sales. The company's domestic sales are primarily through independent dealers and distributors and are marketed by the company's sales personnel and network of independent manufacturers' representatives. The company's international sales are through a combined network of independent and company-owned distributors. The company maintains regional sales offices in Asia, Europe and Latin America complemented by sales and distribution offices in Canada, China, India, South Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom.

        The company purchases raw materials and component parts, the majority of which are standard commodity type materials, from a number of suppliers. Although certain component parts are procured from a sole source, the company can purchase such parts from alternate vendors.

        The company has numerous licenses and patents to manufacture, use and sell its products and equipment. Management believes the loss of any one of these licenses or patents would not have a material adverse effect on the financial and operating results of the company.

(2) PURCHASE ACCOUNTING

        On December 21, 2001, the company completed its acquisition of Blodgett Holdings, Inc. ("Blodgett") from Maytag Corporation ("Maytag").

        The company has accounted for this business combination using the purchase method to record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed was recorded as goodwill. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and certain other intangible assets in conjunction with the Blodgett acquisition are subject to the nonamortization provisions of this statement from the date of acquisition.

        The allocation of net cash paid for the Blodgett acquisition as of December 29, 2001 and December 28, 2002 is summarized as follows (in thousands):

	Dec. 29, 2001	Adjustments	Dec. 28, 2002
Current assets	$36,957	$(197)	$36,760
Property, plant and equipment	13,863	(218)	13,645
Goodwill	62,008	756	62,764
Other intangibles	26,300	—	26,300
Liabilities	(44,076)	(2,174)	(46,250)

Total purchase price	95,052	(1,833)	93,219
Less: Notes issued at closing	(20,054)	1,833	(18,221)

Net cash paid for Blodgett at closing	$74,998	$—	$74,998

        The goodwill and other intangible assets, which are comprised of trademarks, are subject to the non-amortization provisions of SFAS No. 142 and are allocable to the Cooking Systems Group for purposes of segment reporting (see Note 11 for further discussion). Neither of these assets is anticipated to be deductible for income taxes.

        In August 2002, the company reached final settlement with Maytag on post-closing adjustments pertaining to the acquisition of Blodgett. As a result, the final purchase price and the principal amount of notes due to Maytag were reduced by $1.8 million.

        During 2003, the company paid $19.1 million of principal and interest paid in kind to Maytag. During 2004, the company paid the remaining $2.0 million of notes. At January 1, 2005, there was no balance outstanding due to Maytag.

(3) STOCK REPURCHASE TRANSACTION

        On December 23, 2004 the company repurchased 1,808,774 shares of its common stock and 271,000 options from William F. Whitman, Jr., the former Chairman of the company's Board of Directors, members of his family and trusts controlled by his family (collectively, the "Whitmans") in a private transaction for a total aggregate purchase price of $83,974,578 in cash. The repurchased shares represented 19.6% of the company's outstanding shares and were repurchased for $75,968,508 at $42.00 per share which represented a 12.8% discount to the closing market price of $48.19 of the company's common stock on December 23, 2004 and a 21.7% discount from the $53.64 average closing price over the thirty trading days prior to the repurchase. The company incurred $1.2 million of transaction costs associated with the repurchase of these shares. The 271,000 stock options were purchased for $8,006,070, which represented the difference between $42.00 and the exercise price of the option. In conjunction with the stock repurchase, the Whitmans resigned as directors of the company.

        The company financed the stock repurchase with borrowings under a $160.0 million senior bank facility that was established in connection with this transaction. The newly established senior bank facility provides for $70.0 million in term loan borrowings and $90.0 million of borrowing availability under a revolving credit facility.

        In conjunction with the transaction the company recorded $13.8 million of expenses, which are comprised of the following items (dollars in thousands):

Compensation related expense	$8,225
Pension settlement	1,947
Financial advisor fees	1,899
Other professional fees	576

Subtotal	12,647
Debt extinguishment costs	1,154

Total	$13,801

        The $8.2 million in compensation expense includes the value of the 271,000 repurchased stock options along with the employer portion of related payroll taxes.

        In February 2005, the company settled all pension obligations associated with William F. Whitman, Jr., the former Chairman of the company's Board of Directors for $7.5 million in cash. In conjunction with this transaction, the company recorded $1.9 million in settlement costs representing the difference between the settlement amount and the accrued pension liability at the time of the transaction.

        Debt extinguishment costs of $1.2 million represent the write-off of deferred financing costs pertaining to the company's prior financing agreements which were paid prior to the maturity of the agreement utilizing funds under the company's new senior debt agreement completed in order to finance the stock repurchase transaction.

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

        The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        The company's fiscal year ends on the Saturday nearest December 31. Fiscal years 2004, 2003 and 2002 ended on January 1, 2005, January 3, 2004 and December 28, 2002, 2001, respectively, and each included 52, 53 and 52 weeks, respectively.

(b)   Cash and Cash Equivalents

        The company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents. The company's policy is to invest its excess cash in U.S.

Government securities, interest-bearing deposits with major banks, municipal notes and bonds and commercial paper of companies with strong credit ratings that are subject to minimal credit and market risk.

(c)   Accounts Receivable

        Accounts receivable, as shown in the consolidated balance sheets, are net of allowances for doubtful accounts of $3,382,000 and $3,146,000 at January 1, 2005 and January 3, 2004, respectively.

(d)   Inventories

        Inventories are composed of material, labor and overhead and are stated at the lower of cost or market. Costs for inventories at two of the company's manufacturing facilities have been determined using the last-in, first-out ("LIFO") method. These inventories under the LIFO method amounted to $14.4 million in 2004 and $10.9 million in 2003 and represented approximately 44% and 43% of the total inventory in each respective year. Costs for all other inventory have been determined using the first-in, first-out ("FIFO") method. The company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization. Inventories at January 1, 2005 and January 3, 2004 are as follows:

	2004	2003
	(dollars in thousands)
Raw materials and parts	$7,091	$3,798
Work in process	5,492	5,288
Finished goods	19,971	15,667

	32,554	24,753
LIFO reserve	218	629

Total	$32,772	$25,382

(e)   Property, Plant and Equipment

        Property, plant and equipment are carried at cost as follows:

	2004	2003
	(dollars in thousands)
Land	$4,925	$4,925
Building and improvements	18,277	18,409
Furniture and fixtures	8,765	8,604
Machinery and equipment	22,204	22,129

	54,171	54,067
Less accumulated depreciation	(31,191)	(29,146)

	$22,980	$24,921

        Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will be utilized to benefit the operations of the company. The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment or if technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

        Following is a summary of the estimated useful lives:

Description	Life
Building and improvements	20 to 40 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	3 to 10 years

        Depreciation expense is provided for using the straight-line method and amounted to $3,150,000, $3,583,000 and $3,967,000 in fiscal 2004, 2003 and 2002, respectively.

        Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. Asset impairments are recorded whenever events or changes in circumstances indicate that the recorded value of an asset is less than the sum of its expected future undiscounted cash flows.

(f)    Goodwill and Other Intangibles

        Goodwill and other intangibles are reviewed for impairment annually or whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. For long-lived assets held for use, an impairment loss is recognized when the estimated undiscounted cash flows produced by an asset are less than the asset's carrying value. Estimates of future cash flows are judgments based on the company's experience and knowledge of operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If the company's estimates or the underlying assumptions change in the future, the company may be required to record impairment charges.

(g)   Accrued Expenses

        Accrued expenses consist of the following at January 1, 2005 and January 3, 2004, respectively:

	2004	2003
	(dollars in thousands)
Accrued payroll and related expenses	$12,493	$7,094
Accrued warranty	10,563	11,563
Accrued customer rebates	9,350	6,935
Accrued pension settlement	3,637	—
Accrued product liability and workers comp	1,828	3,398
Other accrued expenses	13,440	8,086

	$51,311	$37,076

(h)   Litigation Matters

        From time to time, the company is subject to proceedings, lawsuits and other claims related to products, suppliers, employees, customers and competitors. The company maintains insurance to cover product liability, workers compensation, property and casualty, and general liability matters. The company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after assessment of each matter and the related insurance coverage. The required accrual may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. The company does not believe that any such matter will have a material adverse effect on its financial condition, results of operations or cash flows of the company.

(i)    Other Comprehensive Income

        The following table summarizes the components of accumulated other comprehensive loss as reported in the consolidated balance sheets:

	2004	2003
	(dollars in thousands)
Minimum pension liability	$(1,004)	$(2,081)
Unrealized gain (loss) on interest rate swap	38	(163)
Currency translation adjustments	609	(65)

	$(357)	$(2,309)

(j)    Fair Value of Financial Instruments

        Due to their short-term nature, the carrying value of the company's cash and cash equivalents and receivables approximate fair value. The value of long-term debt, which is disclosed in Note 5, approximates fair value. The company's derivative instruments are based on market prices when available or are derived from financial valuation methodologies.

(k)   Foreign Currency

        Foreign currency transactions are accounted for in accordance with SFAS No. 52 "Foreign Currency Translation." Assets and liabilities of the company's foreign operations are translated at exchange rates at the balance sheet date. These translation adjustments are not included in determining net income for the period but are disclosed and accumulated in a separate component of stockholders' equity. Exchange gains and losses on foreign currency transactions are included in determining net income for the period in which they occur. These exchanges losses amounted to $0.6 million in fiscal 2004 and 2003.

(l)    Revenue Recognition

        The company recognizes revenue on the sale of its products when risk of loss has passed to the customer, which occurs at the time of shipment, and collectibility is reasonably assured. The sale prices of the products sold are fixed and determinable at the time of shipment. Sales are reported net of sales returns, sales incentives and cash discounts based on prior experience and other quantitative and qualitative factors.

(m)  Warranty Costs

        In the normal course of business the company issues product warranties for specific product lines and provides for the estimated future warranty cost in the period in which the sale is recorded. The estimate of warranty cost is based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. Adjustments to initial obligations for warranties are made as changes in the obligations become reasonably estimable.

        A rollforward of the warranty reserve is as follows:

	2004	2003
	(dollars in thousands)
Beginning balance	$11,563	$10,447
Warranty expense	8,417	9,743
Warranty claims	(9,417)	(8,627)

Ending balance	$10,563	$11,563

(n)   Research and Development Costs

        Research and development costs, included in cost of sales in the consolidated statements of earnings, are charged to expense when incurred. These costs were $2,537,000, $2,390,000 and $2,624,000 in fiscal 2004, 2003 and 2002, respectively.

(o)   Stock Based Compensation

        The company maintains various stock based employee compensation plans, which are more fully described in Note 6. The company has issued restricted stock grants and stock options under these plans to certain key employees and members of its Board of Directors. As permitted under SFAS No 123: "Accounting for Stock Based Compensation," the company has elected to follow APB Opinion No. 25: "Accounting for Stock Issued to Employees" in accounting for stock-based awards to employees and directors.

        In accordance with APB No. 25, the company establishes the value of restricted stock grants based upon the market value of the stock at the time of issuance. The value of the restricted stock grant is reflected as a separate component reducing shareholders' equity with an offsetting increase to Paid-in Capital. The value of the stock grant is amortized and recorded as compensation expense over the applicable vesting period. In December 2004, the company issued restricted stock grants amounting to $4.8 million, of which $0.1 million had been recorded as compensation expense. The company had no issuances of restricted stock grants in prior years.

        In accordance with APB No. 25, the company has not recorded compensation expense related to issued stock options in the financial statements for all periods presented because the exercise price of the stock options is equal to or greater than the market price of the underlying stock on the date of grant. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee and director stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The weighted average estimated fair value of stock options granted in fiscal 2003 was $8.35 per share and in fiscal 2002 was $4.30 per share. There were no options issued in 2004. The fair value of options has been estimated at the date of grant using a Black-Scholes option pricing model with the following general assumptions: risk-free interest rate of 2.7% to 2.9% in 2003 and 4.8% in 2002; no expected dividend yield; expected lives of 4 to 8 years in 2003 and 7 years in 2002; and expected volatility of 55% to 65% in 2003 and 75% in 2002.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The stock-based employee compensation expense, net of taxes, for fiscal year 2003 previously disclosed as $583,000 has been corrected to reflect the portion of a 2003 grant that vested immediately in 2003. The company's pro forma net earnings and per share data utilizing a fair value based method is as follows:

	2004	2003	2002
Net income—as reported	$23,588	$18,698	$6,102
Less: Stock-based employee compensation expense, net of taxes	442	3,574	264

Net income—pro forma	$23,146	$15,124	$5,838

Earnings per share—as reported:
Basic	$2.56	$2.06	$0.68
Diluted	2.38	1.99	0.67
Earnings per share—pro forma:
Basic	$2.52	$1.67	$0.65
Diluted	2.33	1.61	0.64

(p)   Earnings Per Share

        In accordance with SFAS No. 128 "Earnings Per Share," "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding, warrants and other dilutive securities.

        The company's potentially dilutive securities consist of shares issuable on exercise of outstanding options computed using the treasury method and amounted to 731,000, 327,000 and 142,000 for fiscal

2004, 2003 and 2002, respectively. Stock options amounting to 5,000 at a price of $9.63 for fiscal 2002 were excluded from the common share equivalents, as they were anti-dilutive.

(q)   Consolidated Statements of Cash Flows

        Cash paid for interest was $2,627,000, $4,532,000 and $6,248,000 in fiscal 2004, 2003 and 2002, respectively. Cash payments totaling $16,890,000, $8,349,000 and $4,761,000 were made for income taxes during fiscal 2004, 2003 and 2002, respectively.

        In 2004, net income included in the cash flows from operations has a non-cash expense of $1,154,000 pretax related to the early extinguishment of debt (see Note 3), $118,000 pretax related to a restricted stock grant (see Note 6) and $1,887,000 related to acquisition integration reserve adjustments (see Note 10). In 2003, net income included in the cash flows from operations had a non-cash expense $567,000 pretax related to an increase in the principal balance of debt associated with interest paid in kind. In 2002, net income included in the cash flows from operations had a non-cash expense of $8,807,000 pretax related to the early extinguishment of debt (see Note 4(r)) and $2,340,000 pretax related to an increase in the principal balance of debt associated with interest paid in kind. These non-cash items have been added back as adjustments to reconcile net earnings to net cash provided by operating activities.

(r)    New Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements SFAS No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 eliminates the previous requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses are to be classified as extraordinary items only if they are deemed to be unusual and infrequent. The changes related to debt extinguishment are effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting are effective for transactions occurring after May 15, 2002. The company adopted this statement in fiscal 2003. As a result, in the 2003 financial statements, the company made a reclassification in the presentation of a loss incurred pertaining to the extinguishment of debt and its related tax benefit in the 2002 statement of earnings. In the 2002 financial statements, the company reported a $5.5 million extraordinary loss, comprised of a $9.1 million debt extinguishment loss net of a $3.6 million tax benefit. In the 2003 financial statements, the $9.1 million loss has been reclassified to debt extinguishment expense as a component of earnings before income taxes and the related $3.6 million tax benefit to the provision for income taxes.

        In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for financial statements issued for fiscal years beginning after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the company's financial position, results of operations or cash flows.

        In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has applied this guidance in the 2003 financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement requires that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the company's financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for classifying and measuring certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the company's financial position, results of operations or cash flows.

        In December 2003, the FASB issued a revision to SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits." This statement retains the disclosures previously required by SFAS No. 132 but adds additional disclosure requirements about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It also calls for the required information to be provided separately for pension plans and for other postretirement benefit plans. The company has incorporated the new disclosures into the footnotes of the financial statements.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that these items be recognized as current period costs and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will apply this guidance prospectively. The company is in the process of determining what impact the application of this guidance will have on the company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued a revision to SFAS No. 123 "Accounting for Stock Based Compensation." This statement established standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is effective for interim periods beginning after June 15, 2005. The company will apply this guidance prospectively. The company is in the process of determining what impact the application of this guidance will have on the company's financial position, results of operations or cash flows.

(5) FINANCING ARRANGEMENTS

        The following is a summary of long-term debt at January 1, 2005 and January 3, 2004:

	2004	2003
	(dollars in thousands)
Senior secured revolving credit line	$51,265	$1,500
Senior secured bank term loans	70,000	53,000
Notes to Maytag	—	2,000
Other note	2,458	—

Total debt	$123,723	$56,500
Less current maturities of long-term debt	10,480	14,500

Long-term debt	$113,243	$42,000

        During the fourth quarter of 2004 the company entered into a new $160.0 million senior secured credit facility in order to increase the company's borrowing availability. Terms of the new agreement provide for $70.0 million of term loans and $90.0 million of availability under a revolving credit line. As of January 1, 2005, the company had $121.3 million outstanding under this facility, including $51.3 million of borrowings under the revolving credit line. The company also had $3.9 million in outstanding letters of credit, which reduced the borrowing availability under the revolving credit line.

        Borrowings under the senior secured credit facility are assessed at an interest rate of 1.5% above LIBOR for long-term borrowings or at the higher of the Prime rate and the Federal Funds Rate plus 0.5% for short term borrowings. At January 1, 2005 the average interest rate on the senior debt amounted to 5.14%. The interest rates on borrowings under the senior bank facility may be adjusted quarterly based on the company's defined indebtedness ratio on a rolling four-quarter basis. Additionally, a commitment fee, based upon the indebtedness ratio is charged on the unused portion of the revolving credit line. This variable commitment fee amounted to 0.30% as of January 1, 2005.

        In November 2004, the company entered into a $2.5 million promissory note in conjunction with the release and early termination of obligations under a lease agreement relative to a manufacturing facility in Shelburne, Vermont. The note is assessed interest at 4.0% above LIBOR with an interest rate cap of 9.0%. At year-end the interest rate on the note was approximately 6.4%. The note amortizes monthly and matures in December 2009.

        The company has historically entered into interest rate swap agreements to effectively fix the interest rate on its outstanding debt. In January 2002, the company had entered into an interest rate swap agreement for a notional amount of $20.0 million. This agreement swapped one-month LIBOR for a fixed rate of 4.03% and was in effect through December 2004. In February 2003, the company entered into an interest rate swap agreement for a notional amount of $10.0 million. This agreement swaps one-month LIBOR for a fixed rate of 2.36% and remains in effect through December 2005. In January 2005, subsequent to the fiscal 2004 year end, the company entered into an interest rate swap agreement for a notional amount of $70.0 million. This agreement swaps one-month LIBOR for a fixed rate of 3.78%. The $70.0 million notional amount amortizes consistent with the repayment schedule of the company's $70.0 million term loan maturing November 2009.

        The terms of the senior secured credit facility limit the paying of dividends, capital expenditures and leases, and require, among other things, certain ratios of indebtedness and fixed charge coverage. The credit agreement also provides that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document. A material adverse effect is determined on a subjective basis by the company's creditors. At January 1, 2005, the company was in compliance with all covenants pursuant to its borrowing agreements.

        The aggregate amount of debt payable during each of the next five years is as follows:

(dollars in thousands)
2005	$10,480
2006	12,980
2007	15,480
2008	15,480
2009	69,303

$123,723

        As of January 3, 2004, the company had aggregate borrowings under its senior bank agreement of $54.5 million. Year-end borrowings included a $48.5 million term loan assessed interest at floating rates of 2.75% above LIBOR, a $4.50 million term loan assessed interest at a rate of 3.75% above LIBOR and $1.5 million under a revolving credit line. At January 3, 2004, the interest rate on the $48.5 million and $4.5 million term loans were 3.99% and 4.93%, respectively. At January 3, 2004, the interest rate on the revolving credit line was 5.0%.

        As of January 3, 2004 the company had $2.0 million in notes due to Maytag. The notes due to Maytag were to mature in December 2006 and were assessed interest at a rate of 12.0% payable in cash.

(6) COMMON AND PREFERRED STOCK

(a)   Shares Authorized and Issued

        At January 1, 2005 and January 3, 2004, the company had 20,000,000 shares of common stock and 2,000,000 shares of Non-voting Preferred Stock authorized. At January 1, 2005, there were 7,545,700 common stock shares outstanding.

(b)   Treasury Stock

        In July 1998, the company's Board of Directors adopted a stock repurchase program and during 1998 authorized the purchase of up to 1,800,000 common shares in open market purchases. As of January 1, 2005, 952,999 shares had been purchased under the 1998 stock repurchase program.

        In October 2000, the company's Board of Directors approved a self tender offer that authorized the purchase of up to 1,500,000 common shares from existing stockholders at a per share price of $7.00. On November 22, 2000 the company announced that 1,135,359 shares were accepted for payment pursuant to the tender offer for $7.9 million.

        On December 23, 2004, the company repurchased 1,808,774 shares at a $42.00 per share of its common stock from the Chairman of the company's Board of Directors, members of his family and trusts controlled by his family upon his retirement from the company. The aggregate cost of the stock repurchase including transaction related costs was $77.2 million.

        At January 1, 2005, the company had a total of 3,856,344 shares in treasury amounting to $89.7 million.

(c)   Warrants

        In December 2002, the company repurchased and retired 358,346 of outstanding stock warrant rights held by American Capital Strategies ("ACS"), which had been issued in connection with a senior subordinated note agreement entered into in December 2001. The stock warrant rights allowed ACS to purchase Middleby common stock at $4.67 per share at any time through their expiration on December 21, 2011. The stock warrant rights were purchased for $2.7 million in cash. Conditional stock warrant rights of 445,100 exercisable under circumstances defined per the note agreement expired with the retirement of the notes in December 2002. See Note 8 for further discussion.

(d)   Stock Options and Grants

        The company maintains a 1998 Stock Incentive Plan (the "Plan"), as amended on December 15, 2003, under which the Company's Board of Directors issues stock options and stock grants to key employees. A maximum amount of 1,500,000 shares can be issued under the Plan. Stock options issued under the plan provide key employees with rights to purchase shares of common stock at specified exercise prices. Options may be exercised upon certain vesting requirements being met, but expire to the extent unexercised within a maximum of ten years from the date of grant. Stock grants issued to employees are transferable upon certain vesting requirements being met. As of January 1, 2005, a total of 1,144,160 stock options have been issued under the plan of which 445,960 have been exercised and 698,200 remain outstanding. As of January 1, 2005, a total of 100,000 restricted stock grants have been issued of which all are unvested. In addition to shares under the 1998 Stock Incentive Plan, certain directors of the company have outstanding stock options. As of January 1, 2005, there were 56,000 shares outstanding, all of which are vested.

        A summary of stock option activity is presented below:

Stock Option Activity	Employees	Directors	Option Price Per Share
Outstanding at December 29, 2001:	281,625	82,000

Granted	380,000	—	$5.90
Exercised	(3,000)	(1,000)	$1.875 to $4.50
Forfeited	(100,500)	—	$4.50 to $7.094

Outstanding at December 28, 2002:	558,125	81,000

Granted	665,100	31,500	$10.51 to $18.47
Exercised	(213,625)	(15,000)	$4.50 to $10.51
Forfeited	(14,100)	—	$5.90 to $10.51

Outstanding at January 3, 2004:	995,500	97,500

Granted	—	—
Exercised	(32,023)	(13,000)	$4.50 to $18.47
Forfeited	(15,277)	(7,500)	$4.50 to $18.47
Repurchased	(250,000)	(21,000)	$5.90 to $10.51

Outstanding at January 1, 2005:	698,200	56,000

Weighted average price	$13.56	$8.15
Exercisable at January 1, 2005:	510,400	56,000

Weighted average price	$15.79	$8.15

        In fiscal 2004, the weighted average price of shares exercised, forfeited and repurchased under the employee stock plan was $8.00, $10.94 and $12.86, respectively. In fiscal 2004, the weighted average price of shares exercised, forfeited and repurchased under the director stock plan was $7.15, $11.72 and $7.72, respectively.

        The following summarizes the options outstanding and exercisable for the employee stock plan by exercise price, at January 1, 2005:

Exercise Price	Options Outstanding	Weighted Average Remaining Life	Options Exercisable	Weighted Average Remaining Life
Employee plan
$5.25	2,750	1.83	2,750	1.83
$5.90	204,000	7.16	81,600	7.16
$7.063	15,500	0.13	15,500	0.13
$10.51	81,700	8.18	16,340	8.18
$18.47	394,250	8.81	394,250	8.81

	698,200	8.03	510,440	8.23

Director plan
$6.00	6,000	0.36	6,000	0.36
$7.50	35,000	1.12	35,000	1.12
$10.51	15,000	5.17	15,000	5.17

	56,000	2.12	56,000	2.12

(7) INCOME TAXES

        Earnings before taxes is summarized as follows:

	2004	2003	2002
	(dollars in thousands)
Domestic	$31,712	$26,928	$5,998
Foreign	2,132	1,893	2,816

Total	$33,844	$28,821	$8,814

        The provision (benefit) for income taxes is summarized as follows:

	2004	2003	2002
	(dollars in thousands)
Federal	$7,126	$7,661	$1,495
State and local	2,467	2,282	790
Foreign	663	180	427

Total	$10,256	$10,123	$2,712

Current	$2,682	$11,011	$1,922
Deferred	7,574	(888)	790

Total	$10,256	$10,123	$2,712

        Reconciliation of the differences between income taxes computed at the federal statutory rate to the effective rate are as follows:

	2004	2003	2002
U.S. federal statutory tax rate	35.0%	35.0%	34.0%
Permanent book vs. tax differences	(0.9)	—	(0.3)
Foreign tax rate differentials	(0.2)	(1.7)	5.0
State taxes, net of federal benefit	5.9	4.9	7.4
Write-off of foreign investment	—	—	(18.9)
Reserve adjustments and other	(9.5)	(3.1)	3.6

Consolidated effective tax	30.3%	35.1%	30.8%

        At January 1, 2005 and January 3, 2004, the company had recorded the following deferred tax assets and liabilities, which were comprised of the following:

	2004	2003
	(dollars in thousands)
Deferred tax assets:
Warranty reserves	$3,959	$4,514
Inventory reserves	2,110	2,146
Receivable related reserves	1,189	1,156
Accrued severance and plant closure	1,128	3,578
Accrued retirement benefits	1,110	2,594
Product liability reserves	490	1,173
Unicap	259	406
Payroll related	—	1,433
Foreign net operating loss carry-forwards	—	211
Other	816	1,406

Gross deferred tax assets	11,061	18,617
Valuation allowance	—	—

Deferred tax assets	$11,061	$18,617

Deferred tax liabilities:
Intangible assets	$(10,651)	$(10,651)
Depreciation	(2,973)	(2,922)
LIFO reserves	(6)	(469)

Deferred tax liabilities	$(13,630)	$(14,042)

        The company's financial statements include amounts recorded for contingent tax liabilities with respect to loss contingencies that are deemed probable of occurrence. As those contingencies are resolved, whether by audit or the closing of a tax year, the company adjusts tax expense to reflect the expected resolution. The 2004 tax provision includes a benefit of $3.2 million related to the release of tax reserves for a closed tax year.

        Pursuant to The American Jobs Creation Act of 2004 (The Act) enacted on October 22, 2004, the company is in the process of evaluating those provisions relating the repatriation of certain foreign earnings and their impact on the company. The Act provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Act. The company may elect to apply this provision in 2005. On December 21, 2004, FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," was issued. In accordance with FAS 109-2, the company has not recorded any provisions for taxes on unremitted foreign earnings in its 2004 financial statements and will not do so until management has decided on whether, and to what extent the company might repatriate foreign earnings under the Act. Based on the company's assessment, it is possible that under the repatriation provision of the Act we may repatriate some amount of earnings between $0 to $15 million with the respective tax liability ranging from $0 to $3 million.

(8) FINANCIAL INSTRUMENTS

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. The statement requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Derivatives that do not qualify as a hedge must be adjusted to fair value in earnings. If the derivative does qualify as a hedge under SFAS No. 133, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other accumulated comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedge's change in fair value will be immediately recognized in earnings.

(a)   Foreign exchange

        The company has entered into derivative instruments, principally forward contracts to reduce exposures pertaining to fluctuations in foreign exchange rates. As of January 1, 2005, the company had no forward and option purchase contracts outstanding.

(b)   Interest rate swap

        In January 2002, the company entered into an interest rate swap agreement with a notional amount of $20.0 million to fix the interest rate applicable to certain of its variable rate debt. The agreement swapped one-month LIBOR for a fixed rate of 4.03% and was in effect through December 2004. The portion of the hedge considered to be effective was recorded as a component of other comprehensive income. The change in the fair value of the interest rate swap in 2004 resulted in an increase to other comprehensive income of $0.2 million. The ineffective portion of the interest rate swap recorded as a gain in current year earnings amounted to $0.3 million.

        In February 2003, the company entered into an interest rate swap agreement with a notational amount of $10.0 million to fix the interest rate applicable to certain of its variable rate debt. The agreement swaps one month LIBOR for a fixed rate of 2.36% and is in effect through December 2005. The interest rate swap has been designated as a hedge, and in accordance with SFAS No. 133 the changes in the fair value are recorded as a component of accumulated comprehensive income. The change in the fair value of the swap during 2004 was a loss of $0.1 million.

        In January 2005, subsequent to the fiscal year end, the company entered into an interest rate swap agreement with a notional amount of $70.0 million. The agreement swaps one month LIBOR for a fixed rate of 3.78%. The notional amount of the swap amortizes consistent with the repayment schedule of the company's senior term loan maturing in November 2009.

(c)   Stock warrant rights

        In conjunction with the subordinated senior notes issued in connection with the financing for the Blodgett acquisition, the company issued 358,346 stock warrant rights and 445,100 conditional stock warrant rights to the subordinated senior noteholder. The warrant rights allowed the noteholder to purchase Middleby common stock at $4.67 per share through their expiration on December 21, 2011. The conditional stock warrant rights were exercisable in the circumstance that the noteholder fails to achieve certain prescribed rates of return as defined per the note agreement. After March 15, 2007 or upon a Change in Control as defined per the note agreement, the subordinated senior noteholder had the ability to require the company to repurchase these warrant rights at the fair market value. The obligation pertaining to the repurchase of the warrant rights was recorded in Other Non-Current Liabilities at fair market value utilizing a Black-Scholes valuation model, which was assessed at value of $3.3 million as of December 29, 2001. The 358,346 of stock warrant rights were repurchased for $2.7 million in cash in 2002. Conditional stock warrant rights of 445,100 expired unexercised with the retirement of the notes. In 2002, the company recorded a gain of $0.6 million in conjunction with the repurchase and expiration of the warrant rights.

(9) LEASE COMMITMENTS

        The company leases warehouse space, office facilities and equipment under operating leases, which expire in fiscal 2004 and thereafter. The company also has a lease obligation for a manufacturing facility that was exited in conjunction with manufacturing consolidation efforts related to the acquisition of Blodgett. Future payment obligations under these leases are as follows:

	Operating Leases	Idle Facility Leases	Total Lease Commitments
	(dollars in thousands)
2005	$811	$354	$1,165
2006	685	366	1,051
2007	314	371	685
2008	277	376	653
2009 and thereafter	515	2,589	3,104

	$2,602	$4,056	$6,658

        Rental expense pertaining to the operating leases was $0.7 million, $0.6 million, and $1.1 million in fiscal 2004, 2003, and 2002, respectively. Reserves of $2.8 million have been established for the idle facility leases, net of anticipated sublease income (see Note 10 for further discussion).

(10) ACQUISITION INTEGRATION COSTS

        In fiscal 2001, the company established reserves through purchase accounting associated with $3.9 million in severance related obligations and $6.9 million in facility exit costs related to the business operations that were acquired from Maytag Corporation on December 21, 2001 of Blodgett.

        The company established reserves of $6.9 million associated with the facility closure and lease obligations for manufacturing facilities in Pennsylvania and Vermont that were exited in 2001 and 2002. These reserves were subsequently increased in 2002 by $3.4 million through purchase accounting due to changes in the assumptions related to the timing and amount of sublease income expected to be realized, resulting in an increase in goodwill. The facility in Quakertown, Pennsylvania was exited in 2001 prior to the acquisition of Blodgett. The lease extends on this facility through December 2014. The company is recovering a portion of the lease cost on a sublease that ends in April 2006. Two other facilities in Williston, Vermont and Shelburne, Vermont were exited during the second quarter of 2002 in conjunction with the company's consolidation initiatives following the Blodgett acquisition. Lease obligations on these properties extended through June 2005 and December 2014, respectively. The company completed an early buyout for the Williston, Vermont property during the first quarter of 2004. During the fourth quarter of 2004, the company entered into an agreement with Pizzagalli Properties, LLC, to terminate the company's lease obligations related to the facility in Shelburne, Vermont. This transaction occurred simultaneously with a sale of the property in Shelburne, Vermont from Pizzagalli Properties, LLC to an unrelated third party. Under terms of the lease termination agreement the company paid to the lessor $600,000 in cash and entered into an interest bearing note in the amount of $2,513,884. See Note 5 for further discussion of the note arrangement.

        During 2004 the company recorded adjustments to reduce the reserves for acquisition related costs by $1.9 million. The reserve adjustments reflect a reduction in obligations associated with the Shelburne facility resulting from the sale of that property which allowed the company to negotiate an early exit from the lease. The remaining reserve of $2.8 million represents estimated costs associated with the Quakertown, Pennsylvania lease net of anticipated sublease income. Management believes the remaining reserve balance is adequate to cover costs associated with the lease obligation. However, the forecast of sublease income could differ from actual amounts, which are subject to the occupancy by a subtenant and a negotiated sublease rental rate. If the company's estimates or underlying assumptions change in the future, the company would be required to adjust the reserve amount accordingly.

        A summary of the reserve balance activity is as follows (in thousands):

	Severance Obligations	Facility Closure and Lease Obligations	Total
Balance December 29, 2001	$3,947	$6,928	$10,875

Reserve adjustments	(92)	3,377	3,285
Payments	(3,584)	(812)	(4,396)

Balance December 28, 2002	271	9,493	9,764

Reserve adjustments	(134)	176	42
Payments	(122)	(1,020)	(1,142)

Balance January 3, 2004	15	8,649	8,664

Reserve adjustments	(11)	(1,875)	(1,886)
Payments	(4)	(3,986)	(3,990)

Balance January 1, 2005	$—	$2,788	$2,788

(11) SEGMENT INFORMATION

        The company operates in two reportable operating segments defined by management reporting structure and operating activities.

        The worldwide manufacturing divisions operate through the Cooking Systems Group. This business division has manufacturing facilities in Illinois, New Hampshire, North Carolina, Vermont and the Philippines. This division supports four major product groups, including conveyor oven equipment, core cooking equipment, counterline cooking equipment, and international specialty equipment. Principal product lines of the conveyor oven product group include Middleby Marshall ovens, Blodgett ovens and CTX ovens. Principal product lines of the core cooking equipment product group include the Southbend product line of ranges, steamers, convection ovens, broilers and steam cooking equipment, the Blodgett product line of ranges, convection ovens and combi ovens, MagiKitch'n charbroilers and catering equipment and the Pitco Frialator product line of fryers. The counterline cooking and warming equipment product group includes toasters, hot food servers, foodwarmers and griddles distributed under the Toastmaster brand name. The international specialty equipment product group is primarily comprised of food preparation tables, undercounter refrigeration systems, ventilation systems and component parts for the U.S. manufacturing operations.

        The International Distribution Division provides integrated design, export management, distribution and installation services through its operations in Canada, China, India, South Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom. The division sells the company's product lines and certain non-competing complementary product lines throughout the world. For a local country distributor or dealer, the company is able to provide a centralized source of foodservice equipment with complete export management and product support services.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief decision maker evaluates individual segment performance based on operating income. Management believes that intersegment sales are made at established arms length transfer prices.

        The following table summarizes the results of operations for the company's business segments(1) (dollars in thousands):

	Cooking Systems Group	International Distributions	Corporate and Other(2)	Eliminations(3)	Total
2004
Net sales	$257,510	$46,146	—	$(32,541)	$271,115
Operating income	54,990	1,908	(19,751)	(775)	36,372
Depreciation expense	3,267	156	(273)	—	3,150
Net capital expenditures	888	197	114	—	1,199
Total assets	177,271	24,439	14,485	(6,520)	209,675
Long-lived assets(4)	121,529	412	3,722	—	125,663
2003
Net sales	$229,402	$42,698	—	$(29,900)	$242,200
Operating income	40,968	2,182	(6,491)	(1,643)	35,016
Depreciation expense	3,698	148	(263)	—	3,583
Net capital expenditures	869	36	98	—	1,003
Total assets	170,233	20,690	6,854	(3,157)	194,620
Long-lived assets(4)	123,910	509	3,234	—	127,653
2002
Net sales	$223,675	$36,162	—	$(24,690)	$235,147
Operating income	31,635	1,323	(1,925)	(1,302)	29,731
Depreciation expense	4,077	163	(273)	—	3,967
Net capital expenditures	647	265	175	—	1,087
Total assets	178,775	22,709	11,009	(4,531)	207,962
Long-lived assets(4)	126,729	459	2,983	—	130,171

(1)
Non-operating expenses are not allocated to the operating segments. Non-operating expenses consist of interest expense and deferred financing amortization, gains and losses on acquisition financing derivatives, and other income and expenses items outside of income from operations.

(2)
Includes corporate and other general company assets and operations.

(3)
Includes elimination of intercompany sales, profit in inventory, and intercompany receivables. Intercompany sale transactions are predominantly from the Cooking Systems Group to the International Distribution Division.

(4)
Long-lived assets of the Cooking Systems Group includes assets located in the Philippines which amounted to $2,184, $2,379 and $2,611 in 2004, 2003 and 2002, respectively.

        Net sales by each major geographic region are as follows:

	2004	2003	2002
	(dollars in thousands)
United States and Canada	$219,377	$193,610	$191,400

Asia	20,846	20,319	15,830
Europe and Middle East	22,808	21,842	20,310
Latin America	8,084	6,429	7,607

Total international	51,738	48,590	43,747

	$271,115	$242,200	$235,147

(12) RELATED PARTY TRANSACTIONS

        On November 8, 1999 the company made a loan to its Chief Executive Officer, in the amount of $434,250. The loan was repayable with interest of 6.08% on February 28, 2003 and was established in conjunction with 100,000 shares of common stock purchased at the market price by the company on behalf of the officer. In accordance with a special incentive agreement with the officer, the loan and the related interest was to be forgiven by the company if certain targets of Earnings Before Taxes for fiscal years 2000, 2001 and 2002 were achieved. As of December 28, 2002, the entire loan had been forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven in fiscal 2000 and the remaining two-thirds was forgiven in fiscal 2002.

        A second loan to the company's Chief Executive Officer was made on March 1, 2001 in the amount of $300,000 and was repayable with interest of 6.0% on February 24, 2004. This loan was established in conjunction with the company's commitment to transfer 50,000 shares of common stock from treasury to the officer at $6.00 per share. The market price at the close of business on March 1, 2001 was $5.94 per share. In accordance with a special incentive agreement with the officer, the loan and the related interest were to be forgiven by the company if certain targets of Earnings Before Taxes for fiscal years 2001, 2002, and 2003 were achieved. As of January 3, 2004, the entire loan had been forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven in fiscal 2002 and the remaining two-thirds was forgiven in fiscal 2003. Amounts forgiven were recorded in general and administrative expense.

(13) EMPLOYEE RETIREMENT PLANS

(a)
Pension Plans

        The company maintains a non-contributory defined benefit plan for its union employees at the Elgin, Illinois facility. Benefits are determined based upon retirement age and years of service with the company. This defined benefit plan was frozen on April 30, 2002 and no further benefits accrue to the participants beyond this date. Plan participants will receive or continue to receive payments for benefits earned on or prior to April 30, 2002 upon reaching retirement age. The employees participating in the defined benefit plan were enrolled in a newly established 401K savings plan on July 1, 2002, further described below.

        The company also maintains a retirement benefit agreement with its Chairman. The retirement benefits are based upon a percentage of the Chairman's final base salary. Additionally, the company maintains a retirement plan for non-employee directors. The plan provides for an annual benefit upon a change in control of the company or retirement from the Board of Directors at age 70, equal to 100% of the director's last annual retainer, payable for a number of years equal to the director's years of service up to a maximum of 10 years.

        A summary of the plans' benefit obligations, funded status, and net balance sheet position is as follows:

	2004 Union Plan	2004 Director Plans	2003 Union Plan	2003 Director Plans
	(dollars in thousands)
Change in Benefit Obligation:
Benefit obligation—beginning of year	$4,034	$5,809	$3,502	$4,129
Service cost	—	341	—	397
Interest on benefit obligations	243	375	249	312
Return on assets	(215)	—	(264)	—
Net amortization and deferral	132	648	106	406
Pension settlement	—	1,947	—	—

Net pension expense	160	3,311	91	1,115
Net benefit payments	(190)	(7)	(203)	(7)
Actuarial (gain) loss	157	(832)	644	572

Benefit obligation—end of year	$4,161	$8,281	$4,034	$5,809

Change in Plan Assets:
Plan assets at fair value—beginning of year	$3,346	$2,420	$3,078	$1,214
Company contributions	216	1,580	280	1,007
Investment gain	111	71	191	310
Benefit payments and plan expenses	(190)	(106)	(203)	(111)

Plan assets at fair value—end of year	$3,483	$3,965	$3,346	$2,420

Funded Status:
Unfunded benefit obligation	$(678)	$(4,316)	$(688)	$(3,389)
Unrecognized net loss	1,674	—	1,628	832

Net amount recognized in the balance sheet at year-end	$996	$(4,316)	$940	$(2,557)

Amount recognized in balance sheet:
Current liabilities	$—	$(3,637)	$—	$—
Non-current liabilities	(678)	(679)	(688)	(3,389)
Accumulated other comprehensive income	1,674	—	1,628	832

Net amount recognized	$996	$(4,316)	$940	$(2,557)

Salary growth rate	n/a	3.50%	n/a	3.50%
Assumed discount rate	6.00%	6.25%	6.25%	6.25%
Expected return on assets	6.50%	n/a	8.50%	n/a

        The company has engaged a non-affiliated third party professional investment advisor to assist the company to develop investment policy and establish asset allocations. The company's overall investment objective is to provide a return, that along with company contributions, is expected to meet future benefit payments. Investment policy is established in consideration of anticipated future timing of benefit payments under the plans. The anticipated duration of the investment and the potential for investment losses during that period are carefully weighed against the potential for appreciation when making investment decisions. The company routinely monitors the performance of investments made under the plans and reviews investment policy in consideration of changes made to the plans or expected changes in the timing of future benefit payments.

        Plan assets were invested in the following classes of securities (none of which were securities of the company):

	2004 Union Plan	2004 Director Plans	2003 Union Plan	2003 Director Plans
Equity	28%	7%	20%	38%
Fixed income	59	93	56	62
Real estate	13	—	24	—

	100%	100%	100%	100%

        The expected return on assets is developed in consideration of the anticipated duration of investment period for assets held by the plan, the allocation of assets in the plan, and the historical returns for plan assets.

        Estimated future benefit payments under the plans are as follows (dollars in thousands):

	Union Plan	Director Plans
2005	$276	$7,749
2006	281	—
2007	278	20
2008	273	20
2009	257	20
2010 thru 2014	1,349	300

        In conjunction with the retirement of the Chairman of the board in December 2004, the company entered into an agreement to settle obligations relating to the Chairman's pension. As part of this settlement, the company agreed to make payments aggregating to $7.6 million, which will be funded in part by existing plan assets, in the first quarter of 2005 to fully settle all pension obligations due to the former Chairman. Contributions to the directors' plan beyond the funding of the Chairman pension settlement are based upon actual retirement benefits for directors as they retire. These funding requirements are expected to amount to $0.2 million in 2005.

        Contributions under the union plan are funded in accordance with provisions of The Employee Retirement Income Security Act of 1974. Expected contributions to be made in 2005 are $0.3 million.

(b)
401K Savings Plans

        The company maintains a defined contribution plan for all employees in the United States other than union employees at the Elgin, Illinois facility, which participates in a separate plan. The discretionary profit sharing contributions approved relating to the plan years ending 2004, 2003, and 2002 for the profit sharing and 401K plan amounted to $800,000, $750,000 and $600,000, respectively.

        In conjunction with the freeze on future benefits under the defined benefit plan for union employees at the Elgin, Illinois facility, the company established a 401K savings plan for this group of employees. The company makes contributions to this plan in accordance with its agreement with the union. These contributions amounted to $221,400 in 2004, $157,400 in 2003 and $82,500 in 2002.

(14) QUARTERLY DATA (UNAUDITED)

	1st	2nd	3rd	4th	Total Year
	(dollars in thousands, except per share data)
2004
Net sales	$62,463	$72,913	$70,620	$65,119	$271,115
Gross profit	23,176	28,793	26,394	24,265	102,628
Income from operations	10,104	14,653	12,582	920	38,259
Net earnings (loss)	$5,591	$8,289	$10,368	$(660)	$23,588

Basic earnings (loss) per share(1)	$0.61	$0.90	$1.12	$(0.07)	$2.56

Diluted earnings (loss) per share(1)	$0.56	$0.82	$1.03	$(0.07)	$2.38

2003
Net sales	$56,393	$65,408	$60,894	$59,505	$242,200
Gross profit(2)	19,052	22,650	22,633	21,518	85,853
Income from operations(2)	6,407	9,644	9,986	8,979	35,016
Net earnings(2)	$2,609	$4,597	$5,651	$5,841	$18,698

Basic earnings per share(1)(2)	$0.29	$0.51	$0.63	$0.64	$2.06

Diluted earnings per share(1)(2)	$0.28	$0.49	$0.59	$0.60	$1.99

(1)
Sum of quarters may not equal the total for the year due to changes in the number of shares outstanding during the year.

(2)
The 2003 fourth quarter included an adjustment to the LIFO provision for inventory, which increased pretax earnings by $0.6 million and net earnings by $0.4 million, or $0.04 per share.

(15) SUBSEQUENT EVENT

        On January 7, 2005, subsequent to the end of fiscal year 2004, the company acquired the assets of Nu-Vu Foodservice Systems for $12.0 million in cash. Nu-Vu Foodservice Systems is a manufacturer of baking ovens and proofers with principal operations located in Menominee, Michigan. The acquisition had no effect on the 2004 financial statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND DECEMBER 28, 2002

	Balance Beginning Of Period	Additions Charged Expense	Write-Offs During the Period	Balance At End Of Period
Allowance for doubtful accounts; deducted from accounts receivable on the balance sheets
2002	$2,913,000	$1,012,000	$(431,000)	$3,494,000
2003	$3,494,000	$615,000	$(963,000)	$3,146,000
2004	$3,146,000	$514,000	$(278,000)	$3,382,000

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

(Unaudited)

	Apr. 2, 2005	Jan. 1, 2005
ASSETS
Current assets:
Cash and cash equivalents	$2,639	$3,803
Accounts receivable, net of reserve for doubtful accounts of $3,748 and $3,382	32,022	26,612
Inventories, net	37,186	32,772
Prepaid expenses and other	2,587	2,008
Prepaid taxes	6,198	9,952
Current deferred taxes	8,831	8,865

Total current assets	89,463	84,012
Property, plant and equipment, net of accumulated depreciation of $31,815 and $31,191	23,608	22,980
Goodwill	81,515	74,761
Other intangibles	26,300	26,300
Other assets	2,469	1,622

Total assets	$223,355	$209,675

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$11,105	$10,480
Accounts payable	16,543	11,298
Accrued expenses	40,507	51,311

Total current liabilities	68,155	73,089
Long-term debt	127,357	113,243
Long-term deferred tax liability	8,149	11,434
Other non-current liabilities	4,892	4,694
Stockholders' equity:
Preferred stock, $0.01 par value; nonvoting; 2,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 20,000,000 shares authorized; 11,587,544 and 11,402,044 shares issued in 2005 and 2004, respectively	116	114
Restricted stock	(11,388)	(4,700)
Paid-in capital	68,224	60,446
Treasury stock at cost; 3,856,344 shares in 2005 and 2004, respectively	(89,650)	(89,650)
Retained earnings	47,710	41,362
Accumulated other comprehensive loss	(210)	(357)

Total stockholders' equity	14,802	7,215

Total liabilities and stockholders' equity	$223,355	$209,675

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three Months Ended
	Apr. 2, 2005	Apr. 3, 2004
Net sales	$74,889	$62,463
Cost of sales	47,817	39,287

Gross profit	27,072	23,176
Selling expenses	8,184	7,376
General and administrative expenses	6,885	5,696

Income from operations	12,003	10,104
Interest expense and deferred financing amortization, net	1,786	897
Gain on acquisition financing derivatives	—	(2)
Other expense (income), net	(203)	194

Earnings before income taxes	10,420	9,015
Provision for income taxes	4,072	3,424

Net earnings	$6,348	$5,591

Net earnings per share:
Basic	$0.85	$0.61

Diluted	$0.79	$0.56

Weighted average number of shares
Basic	7,473	9,219
Dilutive stock options(1)	547	749

Diluted	8,020	9,968

(1)
There were no anti-dilutive stock options excluded from common stock equivalents for any period presented.

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Three Months Ended
	Apr. 2, 2005	Apr. 3, 2004
Cash flows from operating activities—
Net earnings	$6,348	$5,591
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	929	966
Deferred taxes	386	(68)
Unrealized gain on derivative financial instruments	—	(2)
Equity compensation	827	—
Cash effects of changes in—
Accounts receivable, net	(4,442)	(2,128)
Inventories, net	(3,212)	(3,522)
Prepaid expenses and other assets	2,251	691
Accounts payable	3,590	3,554
Accrued expenses and other liabilities	(10,550)	(2,826)

Net cash (used in) provided by operating activities	(3,873)	2,256

Cash flows from investing activities—
Net additions to property and equipment	(321)	(71)
Acquisition of Blodgett	—	(1,000)
Acquisition of Nu-Vu	(12,000)	—

Net cash (used in) investing activities	(12,321)	(1,071)

Cash flows from financing activities—
Net proceeds under revolving credit facilities	17,280	1,400
Repayments under senior secured bank notes	(2,500)	(3,250)
Net proceeds from stock issuances	265	86

Net cash provided by (used in) financing activities	15,045	(1,764)

Effect of exchange rates on cash and cash equivalents	(15)	—

Changes in cash and cash equivalents—
Net (decrease) in cash and cash equivalents	(1,164)	(579)
Cash and cash equivalents at beginning of year	3,803	3,652

Cash and cash equivalents at end of quarter	$2,639	$3,073

Supplemental disclosure of cash flow information:
Interest paid	$1,362	$885

Income tax (refunds) payments	$(36)	$649

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

April 2, 2005

(Unaudited)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

        The condensed consolidated financial statements have been prepared by The Middleby Corporation (the "company"), pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements are unaudited and certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the company believes that the disclosures are adequate to make the information not misleading. These financial statements should be read in conjunction with the financial statements and related notes contained in the company's 2004 Form 10-K.

        In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial position of the company as of April 2, 2005 and January 1, 2005, and the results of operations for the three months ended April 2, 2005 and April 3, 2004 and cash flows for the three months ended April 2, 2005 and April 3, 2004.

(b) Stock-Based Compensation

        The company maintains a 1998 Stock Incentive Plan (the "Plan"), as amended on December 15, 2003, under which the Company's Board of Directors issues stock options and stock grants to key employees. Stock options issued under the plan provide key employees with rights to purchase shares of common stock at specified exercise prices. Options may be exercised upon certain vesting requirements being met, but expire to the extent unexercised within a maximum of ten years from the date of grant. During the first quarter of 2005 the company issued 100,000 stock options with a strike price of $53.93 per share. Stock grants issued are issued under the plan to key employees and are transferable upon certain vesting requirements being met. During the first quarter ended April 2, 2005, a total of 150,000 restricted stock grants were issued, all of which were unvested.

        As permitted under Statement of Financial Accounting Standards ("SFAS") No 123: "Accounting for Stock Based Compensation," the company has elected to follow APB Opinion No. 25: "Accounting for Stock Issued to Employees" in accounting for stock-based awards to employees and directors. In accordance with APB No. 25, the company establishes the value of restricted stock grants based upon the market value of the stock at the time of issuance. The value of the restricted stock grant is reflected as a separate component reducing shareholders' equity with an offsetting increase to Paid-in Capital. The value of the stock grant is amortized and recorded as compensation expense over the applicable vesting period. During the first quarter of 2005, the restricted stock grants issued amounted to $7.5 million. Additionally, the company recorded compensation expense associated with stock grants amounting to $0.8 million.

        In accordance with APB No. 25, the company has not recorded compensation expense related to issued stock options in the financial statements for all periods presented because the exercise price of the stock options is equal to or greater than the market price of the underlying stock on the date of grant. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee and director stock options granted subsequent to December 31, 1994 under the fair value method of that statement.

        The company has utilized Black-Scholes and binomial option valuation models to estimate the fair value of issued stock options. These option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

        For purposes of these interim pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net earnings and per share data utilizing a fair value based method is as follows:

	Three Months Ended
	Apr. 2, 2005	Apr. 3, 2004
	(in thousands, except per share data)
Net income—as reported	$6,348	$5,591
Less: Stock-based employee compensation expense, net of taxes	(132)	(114)

Net income—pro forma	$6,216	$5,477

Earnings per share—as reported:
Basic	$0.85	$0.61
Diluted	0.79	0.56
Earnings per share—pro forma:
Basic	$0.83	$0.59
Diluted	0.78	0.55

(2) ACQUISITION

        On January 7, 2005, the company completed its acquisition of the assets of Nu-Vu Foodservice Systems ("Nu-Vu"), a leading manufacturer of baking ovens, from Win-Holt Equipment Corporation ("Win-Holt") for an aggregate purchase price of $12.0 million in cash. The purchase price is subject to adjustment based upon a working capital provision within the purchase agreement.

        The company has accounted for this business combination using the purchase method to record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the preliminary estimate of the fair value of the assets acquired and liabilities assumed has been recorded as goodwill in the April 2, 2005 financial statements. The allocation of the purchase price to the assets, liabilities and intangible assets is under review and is subject to change based upon the results of further evaluation. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill in conjunction with the Nu-Vu acquisition is subject to the nonamortization provisions of this statement from the date of acquisition.

        The allocation of net cash paid for the Nu-Vu acquisition as of April 2, 2005 is summarized as follows (in thousands):

Current assets	$2,555
Property, plant and equipment	1,178
Deferred taxes	3,637
Goodwill	6,755
Liabilities	(2,125)

Total purchase price	$12,000

        The goodwill associated with the Nu-Vu acquisition is allocable to the Cooking Systems Group for purposes of segment reporting (see footnote 12 for further discussion). Goodwill associated with this transaction is anticipated to be deductible for income taxes.

(3) LITIGATION MATTERS

        From time to time, the company is subject to proceedings, lawsuits and other claims related to products, suppliers, employees, customers and competitors. The company maintains insurance to cover product liability, workers compensation, property and casualty, and general liability matters. The company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after assessment of each matter and the related insurance coverage. The required accrual may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. The company does not believe that any such matter will have a material adverse effect on its financial condition, results of operations or cash flows of the company.

(4) NEW ACCOUNTING PRONOUNCEMENTS

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that these items be recognized as current period costs and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will apply this guidance prospectively. The company is in the process of determining what impact the application of this guidance will have on the company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued a revision to SFAS No. 123 "Accounting for Stock Based Compensation." This statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is effective for annual periods beginning after June 15, 2005. The company will apply this guidance prospectively. The company is in the process of determining what impact the application of this guidance will have on the company's financial position, results of operations or cash flows.

(5) OTHER COMPREHENSIVE INCOME

        The company reports changes in equity during a period, except those resulting from investment by owners and distribution to owners, in accordance with SFAS No. 130, "Reporting Comprehensive Income."

        Components of other comprehensive income were as follows (in thousands):

	Three Months Ended
	Apr. 2, 2005	Apr. 3, 2004
Net earnings	$6,348	$5,591
Cumulative translation adjustment	(356)	21
Minimum pension liability	—	10
Unrealized gain on interest rate swap, net of tax of $334 and $26, respectively	503	65

Comprehensive income	$6,495	$5,687

        Accumulated other comprehensive loss is comprised of minimum pension liability of $1.0 million as of April 2, 2005 and January 1, 2005, foreign currency translation adjustments of $0.3 million as of April 2, 2005 and $0.6 million as of January 1, 2005, and an unrealized gain on a interest rate swap of $0.5 million as of April 2, 2005 and less than $0.1 million as of January 1, 2005.

(6) INVENTORIES

        Inventories are composed of material, labor and overhead and are stated at the lower of cost or market. Costs for inventory at two of the company's manufacturing facilities have been determined using the last-in, first-out ("LIFO") method. These inventories under the LIFO method amounted to $15.5 million at April 2, 2005 and $14.4 million at January 1, 2005 and represented approximately 42% and 44% of the total inventory in each respective period. Costs for all other inventory have been determined using the first-in, first-out ("FIFO") method. The company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization. Inventories at April 2, 2005 and January 1, 2005 are as follows:

	Apr. 2, 2005	Jan. 1, 2005
	(in thousands)
Raw materials and parts	$7,942	$7,091
Work-in-process	5,456	5,492
Finished goods	23,801	19,971

	37,199	32,554
LIFO adjustment	(13)	218

	$37,186	$32,772

(7) ACCRUED EXPENSES

        Accrued expenses consist of the following:

	Apr. 2, 2005	Jan. 1, 2005
	(in thousands)
Accrued warranty	$11,023	$10,563
Accrued payroll and related expenses	7,016	12,493
Accrued customer rebates	4,912	9,350
Accrued income taxes	4,723	4,321
Accrued pension settlement	—	3,637
Accrued product liability and workers comp	2,543	1,828
Other accrued expenses	10,290	9,119

	$40,507	$51,311

(8) WARRANTY COSTS

        In the normal course of business the company issues product warranties for specific product lines and provides for the estimated future warranty cost in the period in which the sale is recorded. The estimate of warranty cost is based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. Adjustments to initial obligations for warranties are made as changes in the obligations become reasonably estimable.

        A rollforward of the warranty reserve is as follows:

Three Months Ended Apr. 2, 2005
(in thousands)
Beginning balance	$10,563
Warranty expense	2,482
Warranty claims	(2,022)

Ending balance	$11,023

(9) FINANCING ARRANGEMENTS

	Apr. 2, 2005	Jan. 1, 2005
	(in thousands)
Senior secured revolving credit line	$68,545	$51,265
Senior secured bank term loans	67,500	70,000
Other note	2,417	2,458

Total debt	138,462	123,723
Less: Current maturities of long-term debt	11,105	10,480

Long-term debt	$127,357	$113,243

        As of April 2, 2005, the company had $136.0 million outstanding under its senior banking facility, including $68.5 million of borrowings under the revolving credit line. The company also had $3.9 million in outstanding letters of credit. As of April 2, 2005, the company had $17.6 million of availability under the revolving credit line.

        Borrowings under the senior secured credit facility are assessed at an interest rate of 1.5% above LIBOR for long-term borrowings or at the higher of the Prime rate and the Federal Funds Rate plus 0.5% for short term borrowings. At April 2, 2005 the average interest rate on the senior debt amounted to 4.58%. The interest rates on borrowings under the senior bank facility may be adjusted quarterly based on the company's defined indebtedness ratio on a rolling four-quarter basis. Additionally, a commitment fee, based upon the indebtedness ratio is charged on the unused portion of the revolving credit line. This variable commitment fee amounted to 0.30% as of April 2, 2005.

        The company has historically entered into interest rate swap agreements to effectively fix the interest rate on its outstanding debt. In February 2003, the company entered into an interest rate swap agreement for a notional amount of $10.0 million. This agreement swaps one-month LIBOR for a fixed rate of 2.36% and remains in effect through December 2005. In January 2005, the company entered into an interest rate swap agreement for a notional amount of $70.0 million. This agreement swaps one-month LIBOR for a fixed rate of 3.78%. The notional amount amortizes consistent with the repayment schedule of the company's term loan maturing November 2009. The unamortized notational amount of this swap as of April 2, 2005 was $67.5 million.

        In 2004, the company entered into a $2.5 million promissory note in conjunction with the release and early termination of obligations under a lease agreement relative to a manufacturing facility in Shelburne, Vermont. The note is assessed interest at 4.0% above LIBOR with an interest rate cap of 9.0%. At April 2, 2005, the interest rate on the note was approximately 6.7%. The note amortizes monthly and matures in December 2009.

        The terms of the senior secured credit facility limit the paying of dividends, capital expenditures and leases, and require, among other things, certain ratios of indebtedness and fixed charge coverage. The credit agreement also provides that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document. A material adverse effect is determined on a subjective basis by the company's creditors. At April 2, 2005, the company was in compliance with all covenants pursuant to its borrowing agreements.

(10) ACQUISITION INTEGRATION

        On December 21, 2001, the company established reserves through purchase accounting associated with severance related obligations and facility exit costs related to the acquired Blodgett business operations.

        Reserves for facility closure costs predominately relate to a lease obligation for a manufacturing facility that was exited in 2001. During the second quarter of 2001, prior to the acquisition, reserves were established for lease obligations associated with a manufacturing facility in Quakertown, Pennsylvania that was exited when production at this facility was relocated to an existing facility in Bow, New Hampshire. The lease associated with the exited facility extends through December 11, 2014. The facility is currently subleased for a portion of the lease term through April 2006. The remaining reserve balance is reflected net of anticipated sublease income.

        The forecast of sublease income could differ from actual amounts, which are subject to the occupancy by a subtenant and a negotiated sublease rental rate. If the company's estimates or underlying assumptions change in the future, the company would be required to adjust the reserve amount accordingly.

        All actions pertaining to the company's integration initiatives have been completed. At this time, management believes the remaining reserve balance is adequate to cover the remaining costs identified at April 2, 2005.

        A summary of the reserve balance activity related to facility closure and lease obligation is as follows:

Three Months Ended Apr. 2, 2005
(in thousands)
Beginning balance	$2,788
Cash payments	42

Ending balance	$2,746

(11) FINANCIAL INSTRUMENTS

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. The statement requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Derivatives that do not qualify as a hedge must be adjusted to fair value in earnings. If the derivative does qualify as a hedge under SFAS No. 133, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other accumulated comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedge's change in fair value will be immediately recognized in earnings.

(a) Foreign Exchange

        The company has entered into derivative instruments, principally forward contracts to reduce exposures pertaining to fluctuations in foreign exchange rates. As of April 2, 2005 the company had forward contracts to purchase $3.7 million U.S. Dollars with various foreign currencies, all of which mature in the next fiscal quarter. The fair value of these forward contracts was $0.1 million at the end of the quarter.

(b) Interest Rate

        In February 2003 in accordance with the senior bank agreement, the company entered into an interest rate swap agreement with a notional amount of $10.0 million to fix the interest rate applicable to certain of its variable-rate debt. The agreement swaps one-month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005. The company designated the swap as a cash flow hedge at its inception and all changes in the fair value of the swap are recognized in accumulated other comprehensive income. As of April 2, 2005, the fair value of this instrument was $0.1 million. The change in fair value of this swap agreement in the first three months of 2005 was a gain of $0.1 million.

        In January 2005, the company entered into another interest rate swap with a notional amount of $70.0 million to fix the interest rate applicable to certain of its variable-rate debt. The notional amount of the swap amortizes consistent with the repayment schedule of the company's senior term loan maturing in November 2009. As of April 2, 2005, the unamortized balance of the interest rate swap was

$67.5 million. The agreement swaps one-month LIBOR for a fixed rate of 3.78% and is in effect through November 2009. The company designated the swap as a cash flow hedge at its inception and all changes in the fair value of the swap are recognized in accumulated other comprehensive income. As of April 2, 2005, the fair value of this instrument was $0.8 million. The change in fair value of this swap agreement in the first three months of 2005 was a gain of $0.8 million.

(12) SEGMENT INFORMATION

        The company operates in two reportable operating segments defined by management reporting structure and operating activities.

        The worldwide manufacturing divisions operate through the Cooking Systems Group. This business segment has manufacturing facilities in Illinois, Michigan, New Hampshire, North Carolina, Vermont and the Philippines. This business segment supports four major product groups, including conveyor oven equipment, core cooking equipment, counterline cooking equipment, and international specialty equipment.

        Principal product lines of the core cooking equipment product group include the Southbend product lines of ranges, convection ovens, broilers and steam cooking equipment, the Blodgett product lines of ranges, convection ovens, combi ovens and steam cooking equipment, MagiKitch'n charbroilers and catering equipment, the Nu-Vu product lines of proofing and baking ovens and the Pitco Frialator product line of fryers. Principal product lines of the conveyor oven product group include Middleby Marshall ovens, Blodgett ovens and CTX ovens. The counterline cooking and warming equipment product group includes toasters, hot food servers, foodwarmers and griddles distributed under the Toastmaster brand name. The international specialty equipment product group is primarily comprised of food preparation tables, undercounter refrigeration systems, ventilation systems and component parts for the U.S. manufacturing operations.

        The International Distribution Division provides integrated sales, export management, distribution and installation services through its operations in Canada, China, India, South Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom. The division sells the company's product lines and certain non-competing complementary product lines throughout the world. For a local country distributor or dealer, the company is able to provide a centralized source of foodservice equipment with complete export management and product support services.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief decision maker evaluates individual segment performance based on operating income. Management believes that intersegment sales are made at established arms-length transfer prices.

Net Sales Summary
(dollars in thousands)

	Three Months Ended
	Apr. 2, 2005		Apr. 3, 2004
	Sales	Percent	Sales	Percent
Business Divisions:
Cooking Systems Group:
Core cooking equipment	$55,302	73.9	$43,934	70.3
Conveyor oven equipment	12,838	17.1	11,918	19.1
Counterline cooking equipment	2,877	3.8	2,618	4.2
International specialty equipment	2,470	3.3	1,685	2.7

Cooking Systems Group	73,487	98.1	60,155	96.3
International Distribution Division(1)	12,144	16.2	9,972	16.0
Intercompany sales(2)	(10,742)	(14.3)	(7,664)	(12.3)

Total	$74,889	100.0%	$62,463	100.0%

(1)
Consists of sales of products manufactured by Middleby and products manufactured by third parties.

(2)
Represents the elimination of sales amongst the Cooking Systems Group and from the Cooking Systems Group to the International Distribution Division.

        The following table summarizes the results of operations for the company's business segments(1) (in thousands):

Three months ended April 2, 2005	Cooking Systems Group	International Distribution	Corporate and Other(2)	Elimination(3)	Total
Net sales	$73,487	$12,144	$—	$(10,742)	$74,889
Operating income	15,372	665	(2,888)	(1,146)	12,003
Depreciation expense	819	37	11	—	867
Net capital expenditures	366	(5)	(40)	—	321
Total assets	194,166	24,837	9,137	(4,785)	223,355
Long-lived assets(4)	129,009	361	4,522	—	133,892
Three months ended April 3, 2004
Net sales	$60,155	$9,972	$—	$(7,664)	$62,463
Operating income	11,768	416	(1,930)	(150)	10,104
Depreciation expense	891	33	(65)	—	859
Net capital expenditures	14	48	9	—	71
Total assets	174,652	20,558	13,945	(10,982)	198,173
Long-lived assets(4)	123,032	390	3,201	—	126,623

(1)
Non-operating expenses are not allocated to the operating segments. Non-operating expenses consist of interest expense and deferred financing amortization, gains and losses on acquisition financing derivatives, and other income and expenses items outside of income from operations.

(2)
Includes corporate and other general company assets and operations.

(3)
Includes elimination of intercompany sales, profit in inventory and intercompany receivables. Intercompany sale transactions are predominantly from the Cooking Systems Group to the International Distribution Division.

(4)
Long-lived assets of the Cooking Systems Group includes assets located in the Philippines which amounted to $2,134 and $2,327 in 2005 and 2004, respectively.

        Net sales by major geographic region, including those sales from the Cooking Systems Group direct to international customers, were as follows (in thousands):

	Three Months Ended
	Apr. 2, 2005	Apr. 3, 2004
United States and Canada	$61,315	$51,212
Asia	5,426	4,068
Europe and Middle East	6,128	5,638
Latin America	2,020	1,545

Net sales	$74,889	$62,463

(13) EMPLOYEE RETIREMENT PLANS

        The company maintains a non-contributory defined benefit plan for its union employees at the Elgin, Illinois facility. Benefits are determined based upon retirement age and years of service with the company. This defined benefit plan was frozen on April 30, 2002 and no further benefits accrue to the participants beyond this date. Plan participants will receive or continue to receive payments for benefits earned on or prior to April 30, 2002 upon reaching retirement age. The employees participating in the defined benefit plan were enrolled in a newly established 401K savings plan on July 1, 2002. The defined benefit plan continues to be funded in accordance with provisions of the Employee Retirement Income Security Act of 1974. Company funding contributions amounted to $216,000 in fiscal 2004 and $280,000 in fiscal 2003. The anticipated minimum funding requirement for fiscal 2005 is approximately $285,000 of which $71,000 was funded during the three-month period ended April 2, 2005.

        The company also maintains a retirement benefit agreement with its Chairman. The retirement benefits are based upon a percentage of the Chairman's final base salary. Additionally, the company maintains a retirement plan for non-employee directors. The plan provides for an annual benefit upon retirement from the Board of Directors at age 70, equal to 100% of the director's last annual retainer, payable for a number of years equal to the director's years of service up to a maximum of 10 years. Company funding contributions are made at the discretion of the Board of Directors in consideration of the plan requirements and company's cash flows.

        The net pension expense for the first three months of 2005 for these plans was as follows:

	Union Plan	Directors Plans
Service cost	$—	$113,795
Interest on benefit obligations	60,816	3,564
Return on assets	(53,651)	—
Net amortization and deferral	32,956	—

Net pension expense	$40,122	$117,359

1,218,575 Shares

Common Stock

PROSPECTUS
                         , 2005

LEHMAN BROTHERS

ROTH CAPITAL PARTNERS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by The Middleby Corporation and the selling stockholders in connection with the offer and sale of the securities being registered. The amounts will be borne by The Middleby Corporation. All amounts are estimates except the SEC registration fee.

SEC registration fee	$8,793
Printing and engraving expenses	80,000
Legal fees and expenses	300,000
Accounting fees and expenses	35,000
Miscellaneous	100,000

Total	$523,793

*
To be completed by amendment.

Item 15.    Indemnification of Directors and Officers

        The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and our amended and restated certificate of incorporation and bylaws.

        Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        In the case of an action by or in the right of the corporation, Section 145 of the DGCL grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

        As permitted by Delaware law, Section 8 of our restated certificate of incorporation provides that directors, officers, employees and other agents of us, and persons who serve at our request as directors, officers, employees, or other agents of another organization in which we directly or indirectly own shares or of which we are a creditor, shall be indemnified by us to the fullest extent permitted by law, which indemnification shall include, but not be limited to, payment by us of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payments if he shall be adjudicated to be not entitled to indemnification under the law. Any such indemnification shall be provided although the person to be indemnified is no longer an officer, director, employee, or agent of us or of such other organization. No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the company.

        We maintain an insurance policy on behalf of us and certain of our subsidiaries, and on behalf of the directors and officers thereof, covering certain liabilities which may arise as a result of the actions of such directors and officers.

        Section 102(b)(7) of the DGCL allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        As permitted by Delaware law, Section 9 of our restated certificate of incorporation eliminates a director's personal liability for monetary damages to us and our stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to us or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law, the unlawful payment of dividends or repurchase of stock or self-dealing.

Item 16:    Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
4.1	Restated Certificate of Incorporation of The Middleby Corporation (effective as of May 13, 2005), incorporated by reference to the company's Form 8-K, Exhibit 3.1, filed on May 17, 2005.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24	Power of Attorney (included on signature page).

Item 17:    Undertakings

        The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Elgin, state of Illinois, on June 10, 2005.

THE MIDDLEBY CORPORATION
By:	/s/ TIMOTHY J. FITZGERALD
	Name:	Timothy J. FitzGerald
	Title:	Vice President and Chief Financial Officer

        Each person whose signature appears below constitutes and appoints Timothy J. FitzGerald and Martin Lindsay, and each of them (with full power to each of them to act alone), as his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in his capacity indicated below, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on June 10, 2005.

Signature	Title

/s/ SELIM A. BASSOUL Selim A. Bassoul	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ TIMOTHY J. FITZGERALD Timothy J. FitzGerald	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ROBERT L. YOHE Robert L. Yohe	Director
/s/ SABIN C. STREETER Sabin C. Streeter	Director
/s/ JOHN R. MILLER III John R. Miller III	Director

/s/ PHILIP G. PUTNAM Philip G. Putnam	Director
/s/ ROBERT B. LAMB Robert B. Lamb	Director
Gordon O'Brien	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
4.1	Restated Certificate of Incorporation of The Middleby Corporation (effective as of May 13, 2005), incorporated by reference to the company's Form 8-K, Exhibit 3.1, filed on May 17, 2005.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24	Power of Attorney (included on signature page).

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE FOR OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS JANUARY 1, 2005 AND JANUARY 3, 2004 (amounts in thousands, except share data)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EARNINGS FOR THE FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND DECEMBER 28, 2002 (amounts in thousands, except per share data)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND DECEMBER 28, 2002 (amounts in thousands)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND DECEMBER 28, 2002 (amounts in thousands)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE MIDDLEBY CORPORATION AND SUBSIDIARIES SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FISCAL YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004 AND DECEMBER 28, 2002
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In Thousands, Except Share Amounts) (Unaudited)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (In Thousands, Except Per Share Amounts) (Unaudited)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands) (Unaudited)
THE MIDDLEBY CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS April 2, 2005 (Unaudited)
Net Sales Summary (dollars in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX